UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August, 2026
Commission File Number 001-14928
SANTANDER UK PLC
(Translation of registrant's name into English)
2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F . . . .X. . . . Form 40-F . . . . . . . .
THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO.
333-288263 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT
OF 1933.
This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.
Santander UK plc
Half Yearly Financial Report 2026
Important information for readers
Santander UK plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK and are part of Banco Santander
(comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial
Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.
This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2026 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.
Santander UK plc1
Santander UK plc2

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

CEO review
Mahesh Aditya, Chief Executive Officer, commented
“Following successful completion of the acquisition of TSB on 30 April, we were pleased to welcome 4 million customers and 4,500 colleagues to Santander UK, making us the UK's third-largest bank by personal current accounts and fourth-largest mortgage lender. Our priority is to deliver a successful integration of TSB, alongside our continued strategic focus on deepening customer relationships and operational efficiency, leveraging world class technology investment by Banco
Santander and the growing use of AI to better serve our customers.
Our H1-26 results show good business performance, with continued net lending growth as well as increased efficiency, driven by simplification and automation.
However, profit before tax decreased to £517m, mainly due to an increase in Q1-26 in the provision charge relating to historical motor finance commission payments and higher restructuring costs.
Santander UK and TSB have 480 branches and, as I’ve travelled across the UK over the past few months speaking with branch colleagues, I have been impressed with the excellent service they provide to customers who choose to bank with us that way. As we integrate TSB with Santander UK, our ambition for customers is to combine leading digital services with the personal support they value, helping us to create the best bank for customers in the UK. I see branches as an important part of our strategy and do not intend to close any additional Santander or TSB branches before 2028 at the earliest, alongside our continued
commitment to invest in modernising our network and to introduce new Work Cafés.”
H1-26 financial and business highlights
Focus on providing our customers with products and services that meet their needs
–Supported first-time buyers and savers with competitive and innovative new products, including the market-leading Regular Saver and the First Home Saver linked to our My First Home mortgage.
–Our front-line teams used tailored AI solutions to support with 4.3 million customer phone calls.
–Proactively contacted 146,000 customers we expect to be most severely impacted by energy cost pressures, signposting support available.
H1-26 profit before tax decreased by £229m to £517m (H1-25: £746m), mainly due to the charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs
–Net interest income increased 8%, due to the inclusion of TSB.
–Operating expenses2 were broadly flat as the inclusion of TSB’s costs was offset by ongoing simplification and automation.
–Credit impairment charges were up £172m mainly due to the acquisition of TSB, including a day 1 charge of £62m where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting recent events in the global economy.
–Restructuring and specific provisions2 were up £274m, driven by a £179m increase in the provision charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs.
–TSB loss before tax from 1 May to 30 June 2026 of £25m mainly due to the day 1 credit impairment charge of £62m noted above.
Customer loans and deposits increased, reflecting the TSB acquisition, and continued broad based growth
–Mortgage loans increased to £202.6bn (Dec-25: £167.3bn) mainly due to the inclusion of TSB; higher gross mortgage lending in H1-26 of £14.7bn (H1-25:
£10.6bn).
–Customer deposits increased to £220.7bn (Dec-25: £183.6bn) mainly due to TSB, and with a continued flow into term savings.
–Acquired TSB balances remained stable.
–Asset quality remains good. Stage 3 ratio1 of 0.86% down 32bps from Dec-25; (10bps due to high RWA mortgage sale); arrears remain low.
Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements; we remain focused on capital efficiency
–CET1 capital ratio of 14.2% (Dec-25: 15.8%) as we optimised capital levels alongside the acquisition of TSB and resumed declaring dividends.
–Equivalent of £6.8bn in term issuance in H1-26; we continue to maintain diversified and resilient wholesale funding.
–LCR stable at 163% (Dec-25: 162%).
Outlook
–We expect to see net lending growth continue in 2026.
–Net interest margin is expected to be stable in 2026. We continue to manage our structural hedge position for income stability.
–We expect further cost efficiencies in 2026, driven by simplification and automation of our business, and integration of TSB.
–We continue to monitor risks from geopolitical events, including in the Middle East and the UK, and the potential impact on inflation.
Mahesh Aditya
Chief Executive Officer
1 See 'Calculations' in the Shareholder Information section for details.
2 See Note 1 for details of the Change in accounting policy.
Santander UK plc3

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Financial overview
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT
For the half year to

	30 June 2026	30 June 2025
	£m	£m
Net interest income	2,369	2,194
Non-interest income[1,2]	130	64
Net operating income[1]	2,499	2,258
Operating expenses before credit impairment charges, restructuring and specific provisions[2]	(1,339)	(1,315)
Credit impairment charges	(277)	(105)
Restructuring and specific provisions[2]	(366)	(92)
Total credit impairment charges, restructuring and specific provisions	(643)	(197)
Profit before tax	517	746
Tax on profit	(143)	(195)
Profit after tax	374	551
1 Comprises ‘Net fee and commission income’, ‘Other operating income’ and 'Regulatory fees and levies'.
2 See Note 1 for details of the Change in Accounting policy.
A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H1-26 profit before tax down 31% vs H1-25
–Net interest income increased 8%, mainly due to the inclusion of TSB’s higher NIM. This was partially offset by higher cost of deposits due to our focus on growth in a competitive market, mitigated by our structural hedge.
–Non-interest income was up 103%, mainly due to the inclusion of TSB, and higher retail and corporate fee income, including in business banking.
–Operating expenses were broadly flat as the inclusion of TSB’s costs was offset by a reduction of £94m due to ongoing simplification and automation.
–Credit impairment charges were up £172m, mainly due to the acquisition of TSB, including a day 1 charge of £62m where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting recent events in the global economy.
–Restructuring and specific provisions3 were up £274m, driven by an £179m increase in the provision charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs, including £19m (Q1-25: £42m) relating to changes to our branch network in Q1-26.
Santander UK plc4

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Balance sheet review
CUSTOMER BALANCES
This section analyses customer loans and customer deposits at a consolidated level and by business segment. The customer balances below exclude Joint ventures and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. A reconciliation between the customer balances below and the total assets as presented in the Condensed Consolidated Balance Sheet is set out in the Risk review.
Balance sheet information

Assets	30 June 2026	31 December 2025
	£bn	£bn
Customer loans	235.3	197.4
Loans to JVs, accrued interest, ECL and other	5.1	5.2
Loans and advances to customers	240.4	202.6
Cash at central banks	38.3	29.4
Reverse repurchase agreements	10.7	17.7
Other financial assets	14.7	11.1
Other assets - non-interest earning	8.2	6.0
Total assets	312.3	266.8

Liabilities and Equity	30 June 2026	31 December 2025
	£bn	£bn
Customer deposits	220.7	183.6
Deposits from JVs, accrued interest and other	3.9	3.7
Deposits by customers	224.6	187.3
Financial liabilities at amortised cost	57.7	50.0
Repurchase agreements	6.4	9.0
Other liabilities - non-interest bearing	6.6	5.4
Total liabilities	295.3	251.7
Shareholders' equity	17.0	15.1
Total liabilities and equity	312.3	266.8
For more analysis of credit risk on customer loans, see the Credit risk section of the Risk review. For an analysis of customer loans by segment, see the 'Credit
Performance' table in the Credit risk section of the Risk review.
Customer loans increased by £37.9bn in H1-26, driven by the acquisition of TSB and broad based growth across segments
–Mortgages increased by £33.9bn in May 2026 with the acquisition of TSB.
–Mortgages also increased due to higher gross lending, partially offset by the sale of £1.3bn of high RWA mortgages.
Customer deposits by segment

	30 June 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	192.6	155.7
–Current accounts	69.1	59.4
–Savings	108.4	82.5
–Business Banking	10.1	8.6
–Other retail products	5.0	5.2
Corporate & Commercial Banking	24.8	24.4
Corporate Centre	3.3	3.5
Total	220.7	183.6
Customer deposits increased by £37.1bn in H1-26, driven by the acquisition of TSB and broad based growth across segments
–Current accounts and Savings increased by £12.1bn and £20.9bn in May 2026 with the acquisition of TSB.
–Savings also increased as customers continued to look to lock in excess Current account balances to more attractive Savings products, as well as a successful ISA season.
–Corporate & Commercial Banking increased, in a competitive market. We have a pipeline in place to support future growth.
Santander UK plc5

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

Summary segmental information
SEGMENTAL ANALYSIS
With effect from 30 April 2026, we acquired TSB as described in Note 29 to the Condensed Consolidated Interim Financial Statements, which now forms part of our Retail & Business Banking segment.

Customer loans	30 June 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	210.8	173.5
Consumer Finance	5.0	5.0
Corporate & Commercial Banking	19.5	18.9
Corporate Centre	—	—
Total	235.3	197.4

Customer deposits	30 June 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	192.6	155.7
Consumer Finance	—	—
Corporate & Commercial Banking	24.8	24.4
Corporate Centre	3.3	3.5
Total	220.7	183.6

RWA	30 June 2026	31 December 2025
	£bn	£bn
Total	79.8	67.2
For the half year to

Profit/(loss) before tax	30 June 2026	30 June 2025
	£m	£m
Retail & Business Banking	562	567
Consumer Finance	(160)	55
Corporate & Commercial Banking	146	126
Corporate Centre	(31)	(2)
Total	517	746
Retail & Business Banking
–Customer loans and deposits increased, reflecting the acquisition of TSB and continued growth.
–Profit before tax was down slightly, mainly due to the inclusion of TSB’s loss before tax of £25m since its acquisition, higher credit impairment charges and restructuring costs. This was partially offset by higher income.
Consumer Finance
–Customer loans were stable, and we continue to focus on value and capital generation.
–Loss before tax mainly due to higher provision charges in Q1-26 in respect of historical motor finance commission payments.
Corporate & Commercial Banking
–Continued focus on high-value and international business.
–Profit before tax was broadly flat, as higher credit impairment charges were offset by cost discipline.
Corporate Centre
–Loss before tax increased, mainly due to integration related costs.
Principal risks and uncertainties
A description of our principal risks and uncertainties for the remaining six months of the financial year is set out in the Risk governance section of the Risk review, mainly in Top risks and Emerging risks as well as a discussion of how the relevant risks and uncertainties have changed since our 2025 Annual Report was published, including the impact of the acquisition of TSB. See also 'Risk Factors'.
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Santander UK plc8

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Risk governance
INTRODUCTION
As a financial services provider, managing risk is a core part of our day-to-day activities. To manage our business effectively, it is vital that we understand and control risk in everything we do. We adopt a prudent approach, underpinned by advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
RISK FRAMEWORK
How we define risk
Risk types
Our risk types help us define the risks to which we are exposed and support consistent governance and oversight. For definitions of our risk types, see ‘How we define risk’ in the 2025 Annual Report.
Top and emerging risks
Several of our risk types also have top and/or emerging risks associated with them. For more, see 'Top and emerging risks' in the 2025 Annual Report.
30 June 2026 compared to 31 December 2025
In H1-26, our risk types remained as described in the 2025 Annual Report. There were no changes to our risk types as a result of the acquisition of TSB. During the transition period, prior to the planned integration and transfer under Part VII of the Financial Services and Markets Act 2000 in the first half of 2027, and to fulfil fiduciary and SMF responsibilities, TSB will maintain its risk governance processes, but will also be included as part of Santander UK risk governance, as applicable.
Following the acquisition of TSB, we consider the implications of incorporating TSB's Board Risk Appetite (BRA) and Risk Profile into the rest of Santander UK as part of our regular reporting to Executive Risk Control Committee (ERCC), Board Risk Committee (BRC) and Board. We do this by presenting a high-level combined perspective of the separately assessed positions of TSB and the rest of Santander UK, with no material overall impact assessed in H1-26. This view will evolve as we progress towards Part VII completion, enabling increasing insight across the consolidated group, ultimately through a single, fully integrated
Enterprise-Wide Risk Management Report (EWRM), as we continue to progress towards full Risk Framework alignment and metric consolidation.
Our Top and Emerging risks profile
Our view of Top and Emerging risks slightly worsened in H1-26, driven by significant headwinds from geopolitical, macro-economic, technological, regulatory and competitive developments all materialising at an accelerated pace. We also refreshed and streamlined our assessment of Top and Emerging risks in H1-26, focusing on a smaller group of 9 broader, interconnected Top risks (reduced from 14), and 7 Emerging risks (reduced from 9).
Our refreshed assessment, independent of the TSB acquisition, reflects an environment where the risks we face are increasingly systemic, interrelated and less independent, with the focus on structural complexity rather than isolated risks or events. It is also challenging to be categorical around timeframes for the crystallisation of Emerging risks, with the emphasis on highlighting our perspective on the overall Emerging risk profile rather than attempting a 'prediction'. We have mitigating actions in place for all our Top and Emerging risks, with a focus on aligning mitigations to an actionable approach that enables Santander UK to practically deal with any impacts that a set of highly complex, interconnected and quickly evolving risks might affect, rather than being positioned as specific solutions.
Top risks
The main changes in Top risks were: Operational Resilience threats are now included in Successful Cyber-Attack, considering the increasing risk landscape due to developments in Frontier AI; Execution of AI Adoption and Execution of TSB integration are now included in Execution Risks associated with Strategic
Transformation, given the enabling / accelerator aspects of AI for achieving strategic goals, and to recognise the importance of the successful integration of TSB in delivering Santander UK's business plans; and Mitigating Margin Compression risks, and Execution of Payments Systems Transformation, which will both be considered as part of Intensifying Competition / Innovation risk (Emerging risk), where our ability to keep pace with market developments will be key to retaining and expanding our customer base.
Our refreshed Top risks, are as follows:
–Successful Cyber-Attack
–Financial Crime Sanctions Breach
–Volatile Global Geopolitical & Macroeconomic Environment
–Risks associated with Execution of Strategic Transformation
–Failure to Capture Commercial & Strategic Opportunities from Regulatory Change
–Model Risk and the impact on capital requirements
–Sophisticated Social Engineering Fraud
–Failure to maintain Data Quality and
–Risks associated with Technology Infrastructure.
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Emerging risks
In H1-26, consistent with our streamlined approach to Top Risks we combined 3 Emerging Risks within other Emerging Risks and added Private Credit/ Non-
Bank Financial Institution (NBFI) Contagion as a new risk.
The main changes in Emerging Risks were;
Inconsistent Implementation of Global Regulation is included in the Top risk Failure to Capture Commercial and Strategic Opportunities from Regulatory Change, which was reframed to assess the potential for strategic-opportunity cost risk; UK Political / Social Dislocation is now included in UK Macro & Government Policy with UK political risks remaining elevated and intrinsically linked to UK Government policies; Developments in Quantum Technology has been combined with
Digital Currencies, Tokenisation and Crypto assets as Emerging Technologies risks assessed as longer-term risks likely to crystallise beyond the plan period but needing planning and investment nearer term; and Private Credit / NBFI contagion risk has been added as a new Emerging risk, with regulatory bodies increasingly highlighting risks to Financial Stability.
Our refreshed Emerging risks, are as follows:
Domestic Macro & Government Policy;
–Intensifying Competition / Innovation risk;
–Loss of Critical National / Financial Market Infrastructure;
–Credit Impacts from AI Deployment;
–Emerging Technologies risks;
–Climate Change; and
–Private Credit / NBFI contagion.
Santander UK plc10

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Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we assumed a financial obligation.
Credit risk management
In H1-26, there were no significant changes in the way we manage credit risk as described in the 2025 Annual Report, including as a result of the TSB acquisition, except as set out below for Business banking and SICR.
Credit risk review
In this section, we analyse our key credit risk metrics.
Key metrics Stage 3 ratio of 0.86% (2025: 1.18%). Loss allowances of £889m (2025: £812m). Balance weighted average LTV of 66% (2025: 65%) on new mortgage lending.
OUR KEY CREDIT RISKS
Exposures
There were no significant changes to the business segments in which our exposures to credit risk arise as set out in the 2025 Annual Report, except that, following its acquisition, TSB is now managed as part of our Retail and Business Banking segment.
CREDIT RISK MANAGEMENT
Our approach to credit risk
There were no significant changes to our approach to credit risk as set out in the 2025 Annual Report, except that TSB's Business banking provides secured lending, whereas the rest of Santander UK's Business banking provides unsecured lending. We manage the credit quality of TSB's secured Business banking in a similar way as for other secured lending in Retail & Business Banking, as set out in the 2025 Annual Report.
Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.
Following its acquisition, TSB currently retains its own models but is now using consistent economic scenarios and weights with the rest of the Santander UK group. The impact of applying these was not material to our overall cost of risk.
Multiple economic scenarios and probability weights
For all our portfolios, including those acquired as part of TSB, we use four forward-looking economic scenarios. At 30 June 2026, they consisted of a central base case, one upside scenario and two downside scenarios. We use these scenarios to reflect a wide range of possible outcomes for the UK economy.
Our forecasting approach
In H1-26, there were no significant changes in our forecasting approach as described in the 2025 Annual Report but we have reviewed our medium-term assumptions for the key macroeconomic variables.
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and UK Government policy which is subject to change in this fluid environment.
In summary, the outlook for the UK economy in 2026 is based on an underlying assumption that the resolution to the conflict in Iran is pushed into the second half of the year. The impact of this sees GDP growth slow as household spending weakens and the unemployment rate rises. Inflation is set to peak at close to 4%
and would be consistent with the Bank of England raising Bank Rate to 4% to help counter second-round effects from elevated inflation expectations. There is increased uncertainty over the economic outlook with the possibility for escalating geopolitical tensions and growing domestic political uncertainty to dampen the
UK's economic performance. Productivity growth is expected to remain weak and will limit our medium term prospects.
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Base case key macroeconomic assumptions
–House price growth: House price data presents a mixed picture but in general price growth has been modest as higher-than-expected mortgage rates have weighed on activity, evidenced by the latest decline in mortgage approvals across the market. Survey data shows buyer demand has weakened and although mortgage rates have come down, affordability constraints are set to weigh on property prices going forward. We forecast house price growth of below 1% in 2026 as demand slows. Bank Rate cuts resuming in 2027 H2 should allow a gradual improvement in property price growth to c.3%, broadly in line with average household disposable income.

–GDP: The UK economy posted strong growth in Q1-26, expanding by 0.6% q/q. The breakdown suggests some front-loading of activity ahead of higher energy prices, particularly in the production sector, but there was a welcome rise in consumer spending and business investment. However, moving forward this strength is unlikely to continue as the economy starts to feel the full effects of higher energy prices and the spillover of this into other goods and services. Household spending is expected to remain weak as real household disposable income falls and consumer confidence remains subdued. We expect below trend growth of around 1% in 2026 and 2027, before recovering to average growth rates in 2028.

–Unemployment rate: The labour market has gradually loosened with the unemployment rate of 4.9% in the three months to April 2026 higher than a year earlier, although it is down from 5.2% at the end of 2025. The number of payrolled employees has declined in most months since higher employment costs were announced in the October 2024 budget. With companies under pressure from rising costs, including from higher employment taxes, it is likely that some will become insolvent and although we do not envisage a large rise in unemployment, we do still expect the jobless rate to peak at 5.5% in early 2027 before falling gradually.

–Bank Rate: The Monetary Policy Committee (MPC) maintained Bank Rate at 3.75% at the July 2026 MPC meeting as uncertainty around disruptions in energy prices and supply chains continue to keep policymakers cautious. Despite softer economic data meaning the likelihood of material second-round effects is lower, the
MPC remains vigilant to inflation risks and stands ready to act. Based on the assumptions outlined above, our base case assumes the MPC raises Bank Rate to 4% in
Q3-26 to help counter any second-round effects and keep financial conditions sufficiently tight. We then expect the MPC to resume interest rate cuts in the second half of 2027 until Bank Rate reaches a terminal rate of 3.25% at the start of 2028.

–CRE price growth: Commercial property prices have been rising only modestly over the past year with annual growth averaging a little over 1% during this time. A higher interest rate profile than previously expected, which does not anticipate rate cuts until the second half of 2027, alongside lower business confidence pushes down our forecast for commercial property price growth which averages around 1.5% over the forecast period.

In the medium-term, the projections assume that current demographic and productivity trends will continue, limiting scope for an improvement in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.2% over the forecast period, below the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to remain marginally above the 2% target rate for most of the initial five-year forecast period.
Key changes to our base case in H1-26
Base case has been updated to reflect stronger growth in Q1-26 although this strength is likely to fade. Inflation is expected to remain above target for the rest of
2026 due to the impact of higher energy prices and results in one Bank Rate hike in Q3-26. We anticipate a rise in unemployment as firms adjust to rising costs, driven by global and domestic factors.
The key changes to our base case assumptions in H1-26 were: (i) the 2026 GDP growth forecast was revised up due to strong growth in Q1 but growth remains below potential which carries on into 2027. (ii) higher household energy bills in the second half of 2026 keeps headline CPI above 3% for most of the year, and above the 2% target until the second half of 2027. This would prompt the Bank of England to increase Bank Rate to 4% in Q3-26; and (iii) the unemployment rate grinds higher, reflecting current labour market weakness although a lower starting position means marginally lower peak.
Other scenarios
Based on the revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy.
These include (i) reflecting increased geopolitical risk resulting in above target inflation, leading to interest rates being higher for longer; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as longer term sickness levels remain above pre-pandemic levels); and (iv) the global economy recovering more swiftly from higher inflation.
We continue to use the base case and three additional scenarios, which we consider provides a range wide enough to reflect all the above potential outcomes.
With risks still skewed to the downside we concluded that only one upside scenario was needed to reflect the upside risks to the base case.
The other scenarios are:
One upside scenario
This scenario has a quicker recovery in growth than the base case and is a bull case to the base forecasts with the supply side of the economic improving which allows for stronger growth with lower inflation. This allows the Bank of England to cut rates faster than the base case, bringing them back towards what might be considered the neutral rate earlier. This results in higher consumer and business confidence, supporting greater levels of spending and investment. Savings rates return to levels consistent with economic growth as real earnings growth returns. GDP growth is stronger compared to the base case, house price growth remains robust, the unemployment rate peaks at a lower level and inflation falls back to target sooner.
Two downside scenarios
Downside 1 - This scenario is a bear case to the base case. In this scenario conflict in the Middle East continues through to the end of the year.  Energy prices remain elevated with further disruption to the supply of other commodities.  The economy experiences a mild recession in 2026 and 2027 with a recovery seen from 2028 onwards as growth plays catch up as energy prices fall and supply stress unwinds.  The recession causes the unemployment rate to rise as business insolvencies rise while declines in consumer confidence mean households opt to save more rather than spend, weighing on consumption. Stronger second-
round effects mean a higher peak in inflation compared to the base case and monetary policy is tightened in response, causing house prices to decline.
Productivity through the use of AI helps to spur growth in the outer years of the scenario.
Downside 2 - This scenario is similar in severity to a typical stress test scenario. It shows a marked fall in GDP, with unemployment rising to levels consistent with the Global Financial Crisis and house prices falling sharply. It also reflects an escalation in geopolitical tensions which affects market sentiment and causes further fragmentation of the global economy. It also assumes that major risk events continue to occur, exposing countries’ fiscal vulnerabilities and their ability to respond to such events. Global growth is further undermined by weakness in the Far East and in the US economy, as tariffs are imposed across countries with a significant and widespread recession restricting the governments ability to support the economy. Business investment contracts and insolvencies rise, and although there are some inflationary pressures, the sharp fall in demand means inflation falls below target and the MPC cuts rates sharply to stabilise the economy.
Key changes to our scenarios in H1-26
The Base Case was updated to reflect recent events in the global economy. These are expected to result in higher inflation and Bank Rate paths than previously expected. Weaker growth and higher unemployment is also anticipated.
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The Downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.
The Upside scenario incorporates stronger economic growth, driven by an improvement in the supply side of the economy.
The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 30 June 2026:

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2025 (actual)	1.4	1.4	1.4	1.4	1.4
(Calendar year annual growth rate)	2026	1.2	0.9	0.4	(1.2)	0.6
	2027	1.7	0.9	(0.3)	(2.9)	0.3
	2028	2.6	1.4	1.7	1.4	1.7
	2029	2.5	1.4	2.1	1.5	1.8
	2030	2.8	1.5	1.7	1.5	1.7
	2031	2.6	1.5	1.6	1.4	1.7
	Start to trough[2]	n/a	n/a	(1.0)	(5.0)	(0.6)
	5-year average increase/decrease[3]	2.2	1.2	1.1	—	n/a
Bank Rate	2025 (actual)	3.75	3.75	3.75	3.75	3.75
(at 31-Dec for each period)	2026	3.50	4.00	4.50	3.25	4.00
	2027	3.25	3.50	4.75	2.00	3.69
	2028	3.25	3.25	3.50	2.25	3.23
	2029	3.25	3.25	3.50	2.75	3.28
	2030	3.25	3.25	3.50	3.00	3.30
	2031	3.25	3.25	3.25	3.25	3.25
	5-year end period	3.25	3.25	3.50	3.00	n/a
	5-year peak	3.75	4.00	4.75	3.75	4.00
HPI	2025 (actual)	1.0	1.0	1.0	1.0	1.0
(Q4 annual growth rate)	2026	1.3	0.8	(1.1)	(11.0)	(0.9)
	2027	3.7	1.5	(6.7)	(13.0)	(1.9)
	2028	5.0	2.5	(1.4)	1.7	1.7
	2029	5.0	3.0	3.4	7.9	3.8
	2030	5.0	3.0	4.4	5.6	3.9
	2031	4.5	3.0	3.9	5.3	3.7
	Start to trough[2]	n/a	n/a	(9.8)	(27.2)	(3.3)
	5-year average increase/decrease[3]	4.2	2.2	(0.3)	(2.0)	n/a
Unemployment	2025 (actual)	5.2	5.2	5.2	5.2	5.2
(at 31-Dec for each period)	2026	5.3	5.4	5.8	7.2	5.7
	2027	4.9	5.4	6.0	8.3	5.8
	2028	4.1	5.2	5.3	7.5	5.3
	2029	4.0	4.9	4.9	6.7	4.9
	2030	4.0	4.6	4.7	5.2	4.6
	2031	4.0	4.4	4.5	4.7	4.4
	5-year end period	4.0	4.5	4.6	4.9	n/a
	5-year peak	5.3	5.5	6.1	8.5	5.9
CRE price growth	2025 (actual)	1.1	1.1	1.1	1.1	1.1
(Q4 annual growth rate)	2026	3.6	0.6	(4.3)	(13.1)	(1.8)
	2027	4.1	1.3	(3.6)	(8.0)	(0.5)
	2028	4.1	2.1	(0.4)	(2.9)	1.3
	2029	4.0	1.8	2.8	2.2	2.5
	2030	3.9	1.5	1.7	2.4	2.1
	2031	3.1	1.5	1.6	2.0	1.8
	Start to trough[2]	n/a	n/a	(8.3)	(22.4)	(2.4)
	5-year average increase/decrease[3]	4.1	1.5	(0.7)	(4.0)	n/a
1 Our Q2-26 forecast used for ECL calculation. GDP is the calendar year annual growth rate. HPI and CRE price growth is the Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2GDP, HPI and CRE start is taken from the level at Q1-26.
3This is the compound growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.
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The table below sets out our macroeconomic assumptions and their evolution for each of the scenarios at 31 December 2025:

		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2024 (actual)	1.1	1.1	1.1	1.1	1.1
(Calendar year annual growth rate)	2025	1.5	1.4	1.3	1.3	1.4
	2026	1.7	1.0	(0.4)	(3.3)	0.3
	2027	2.3	1.4	—	(1.0)	0.9
	2028	2.5	1.4	0.4	1.4	1.3
	2029	2.6	1.5	0.4	1.4	1.4
	2030	2.7	1.5	0.7	1.4	1.5
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	n/a
	5-year average increase/decrease[3]	2.3	1.4	0.2	(0.1)	n/a
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
(at 31-Dec for each period)	2025	3.75	3.75	3.75	3.75	3.75
	2026	3.00	3.25	4.50	2.00	3.40
	2027	3.00	3.25	3.25	1.50	3.04
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	2.75	3.16
	2030	3.00	3.25	3.25	3.00	3.19
	5-year end period	3.00	3.25	3.25	3.00	n/a
	5-year peak	3.75	3.75	4.50	3.75	3.79
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
(Q4 annual growth rate)	2025	2.3	1.5	0.1	0.3	1.2
	2026	4.1	2.5	(5.3)	(12.1)	(0.6)
	2027	4.5	3.0	(4.4)	(11.9)	0.2
	2028	4.5	3.0	0.7	(4.9)	2.1
	2029	4.5	3.0	3.4	7.2	3.7
	2030	4.5	3.0	4.4	7.1	3.9
	Start to trough[2]	n/a	n/a	(10.2)	(28.0)	(0.3)
	5-year average increase/decrease[3]	4.4	2.9	(0.7)	(3.7)	n/a
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
(at 31-Dec for each period)	2025	4.7	4.8	5.1	5.2	4.9
	2026	4.7	4.9	5.7	6.8	5.3
	2027	4.1	4.7	5.8	8.5	5.3
	2028	4.0	4.4	5.8	7.9	5.0
	2029	4.0	4.3	5.9	7.1	4.9
	2030	4.0	4.3	6.0	6.4	4.9
	5-year end period	4.0	4.3	6.0	6.4	n/a
	5-year peak	4.7	4.9	6.0	8.5	5.3
CRE price growth	2024 (actual)	0.5	0.5	0.5	0.5	0.5
(Q4 annual growth rate)	2025	2.1	1.7	(0.2)	(0.8)	1.0
	2026	6.7	2.2	(3.1)	(16.8)	(0.3)
	2027	5.8	2.5	(1.9)	(7.2)	1.2
	2028	3.6	2.2	(0.8)	2.5	1.8
	2029	4.0	1.9	0.3	3.0	2.0
	2030	2.3	1.5	2.4	3.9	2.1
	Start to trough[2]	n/a	n/a	(6.7)	(24.1)	(0.1)
	5-year average increase/decrease[3]	4.6	2.2	(0.9)	(3.8)	n/a
1Our Q4-25 forecast used for ECL calculation. GDP is the calendar year annual growth rate, HPI and CRE price growth rate is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2GDP, HPI and CRE start is taken from level at Q3-25.
3This is the compound annual growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.
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Scenario weights
Each quarter, we undertake a full review of the scenario weights we apply. We consider the weighting of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weighting of a scenario, we undertake a Monte Carlo analysis to find out the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average provides an estimate of the probability of a given GDP scenario occurring based on past experience and therefore assign a provisional weight to that scenario.
The scenario weights we applied for 30 June 2026 and 31 December 2025 were:

	Upside	Base case	Downside 1	Downside 2	Weighted
Scenario weights	%	%	%	%	%
30 June 2026	15	45	30	10	100
31 December 2025	15	50	25	10	100
30 June 2026 compared to 31 December 2025
In H1-26, there were no significant changes to our methodology as described in the Annual Report 2025.
There were no changes to weights in Q2-26. Weights were updated in Q1-26 to reflect increased downside risks to the UK economic outlook. The Downside 1 weight was increased by 5%, and the Base Case weight was decreased by 5%.
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Significant Increase in Credit Risk (SICR)
As set out in the 2025 Annual Report, loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are subject to 12-month ECL. We assess the credit risk profile of each facility to determine which of three stages to allocate them to: Stage 1, Stage 2 or Stage 3.
We use quantitative, qualitative and backstop criteria to identify exposures that suffer a SICR.
Key changes in H1-26
In H1-26, the only changes to our SICR criteria arose as a result of the acquisition of TSB, which uses simplified SICR criteria for its portfolios, although the impact of the differences in SICR criteria was not significant in H1-26. We intend to start work on aligning TSB's SICR criteria with the rest of Santander UK in
H2-26. The main differences in TSB's SICR criteria are as follows:
–Quantitative criteria: Both TSB and the rest of Santander UK use quantitative measures to identify SICR, mainly through deterioration in probability of default
(PD) metrics over the expected life of the exposure. While the underlying principle is consistent across both organisations, the specific thresholds, calibration approaches and product-level application differ by portfolio.
–Qualitative criteria: Both TSB and the rest of Santander UK incorporate qualitative indicators of SICR alongside quantitative measures. These include indicators related to forbearance, arrears, default-related events and account monitoring. The overall framework is aligned in intent, although the rest of
Santander UK applies a wider range of qualitative triggers across its portfolios, whereas TSB places greater reliance on PD deterioration measures.
–Backstop criteria: Both TSB and the rest of Santander UK apply backstop measures to ensure exposures demonstrating clear signs of credit deterioration are transferred to Stage 2 irrespective of quantitative assessments. The main backstop indicators are broadly aligned, with 30 days past due (30DPD) remaining a key trigger across both frameworks.
Purchased or Originated Credit-Impaired (POCI) assets are financial assets that are credit-impaired at the date of acquisition or origination. Under IFRS 9, these assets are assessed using a credit-adjusted effective interest rate, and changes in lifetime expected credit losses are recognised through subsequent movements in credit risk rather than through the recognition of day-one impairment allowances.
Judgemental Adjustments (JAs)

	Retail & Business Banking
		Everyday Banking
	Mortgages	Credit Cards	Other	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	105	187	153	79	117	—	641
Individually assessed	7	—	—	—	185	—	192
ECL before Judgemental Adjustments	112	187	153	79	302	—	833
Judgemental Adjustments
Affordability and Cost of Living	4	—	5	—	4	—	13
Adjustments to modelled forecast parameters	19	(7)	13	(12)	2	—	15
Corporate single large exposure	—	—	—	—	27	—	27
Other	1	—	—	—	—	—	1
Total Judgemental Adjustments	24	(7)	18	(12)	33	—	56
Total ECL	136	180	171	67	335	—	889
Total JAs as a percentage of Total ECL (%)							6

31 December 2025	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	104	160	115	74	110	—	563
Individually assessed	8	—	—	—	180	—	188
ECL before Judgemental Adjustments	112	160	115	74	290	—	751
Judgemental Adjustments
Affordability and Cost of Living	2	—	6	—	1	—	9
Adjustments to modelled forecast parameters	23	(5)	13	(11)	5	—	25
Corporate single large exposure	—	—	—	—	27	—	27
Other	—	—	—	—	—	—	—
Total Judgemental Adjustments	25	(5)	19	(11)	33	—	61
Total ECL	137	155	134	63	323	—	812
Total JAs as a percentage of Total ECL (%)							8
30 June 2026 compared to 31 December 2025
In H1-26, JAs reduced from £61m to £56m mainly due to the sale of high RWA mortgages in Q2-26, partly offset by an increase in the Corporate Supply Chain
JA due to risks arising from the conflict in the Middle East, and the inclusion of TSB JAs of £4m. JAs as a proportion of total ECL decreased from 8% to 6%.
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Sensitivity of ECL allowance to economic scenarios and weights
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the ECL allowance and profit before tax. We incorporated JAs into the sensitivity analysis, and these assumptions are set out below.
Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Downside 2	Weighted
30 June 2026	£m	£m	£m	£m	£m
Exposure	338,669	338,669	338,669	338,669	338,669
Retail & Business Banking	242,700	242,700	242,700	242,700	242,700
Of which:
– Mortgages	217,496	217,496	217,496	217,496	217,496
Consumer Finance	4,988	4,988	4,988	4,988	4,988
Corporate & Commercial Banking	29,135	29,135	29,135	29,135	29,135
Corporate Centre	61,846	61,846	61,846	61,846	61,846

ECL	810	851	944	1,198	889
Retail & Business Banking	423	452	523	745	487
Of which:
– Mortgages	90	106	150	330	136
Consumer Finance	66	66	68	67	67
Corporate & Commercial Banking	321	333	353	386	335
Corporate Centre	—	—	—	—	—

31 December 2025	£m	£m	£m	£m	£m
Exposure	293,493	293,493	293,493	293,493	293,493
Retail & Business Banking	201,290	201,290	201,290	201,290	201,290
Of which:
– Mortgages	180,339	180,339	180,339	180,339	180,339
Consumer Finance	4,979	4,979	4,979	4,979	4,979
Corporate & Commercial Banking	27,361	27,361	27,361	27,361	27,361
Corporate Centre	59,863	59,863	59,863	59,863	59,863

ECL	730	761	899	1,119	812
Retail & Business Banking	357	381	483	689	426
Of which:
– Mortgages	87	100	177	366	137
Consumer Finance	62	62	64	64	63
Corporate & Commercial Banking	311	318	352	366	323
Corporate Centre	—	—	—	—	—
30 June 2026 compared to 31 December 2025
ECL increased by £78m since 31 December 2025 mainly driven by the acquisition of TSB driving £73m and economic updates following the conflict in the Middle
East £22m, partly offset by the release of ECL due the sale of high RWA mortgages in Q2-26.
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SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
The credit risk balances in these credit risk review sections include interest we have charged to the customer's account, but not accrued interest that we have not charged to the account yet, unless otherwise stated.
Rating distribution
The Santander UK risk grade consists of eight grades for non-defaulted exposures from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade, see 'Single credit rating scale' in 'Santander UK group level - credit risk review' in the Risk review in the 2025 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other[1,2]
30 June 2026	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	10.6	31.6	84.9	71.7	23.0	7.0	5.4	7.0	(0.8)	240.4
–Stage 1	10.4	31.1	81.5	66.0	19.8	3.9	1.2	6.6	(0.2)	220.3
–Stage 2	0.2	0.5	3.4	5.7	3.2	3.1	2.1	0.2	(0.3)	18.1
–Stage 3	—	—	—	—	—	—	1.8	0.1	(0.3)	1.6
–POCI	—	—	—	—	—	—	0.3	0.1	—	0.4
Of which mortgages:	9.9	29.7	78.8	63.5	14.2	3.5	2.9	0.1	(0.1)	202.5
–Stage 1	9.8	29.2	75.5	57.8	11.5	1.2	0.3	—	—	185.3
–Stage 2	0.1	0.5	3.3	5.7	2.7	2.3	1.1	—	(0.1)	15.6
–Stage 3	—	—	—	—	—	—	1.2	—	—	1.2
–POCI	—	—	—	—	—	—	0.3	0.1	—	0.4

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]
30 June 2026	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	0.1	0.1	0.1	0.5	—	0.8	0.3
–Stage 1	—	—	—	0.1	0.1	—	—	—	0.2	0.1
–Stage 2	—	—	—	—	—	0.1	0.2	—	0.3	1.6
–Stage 3	—	—	—	—	—	—	0.3	—	0.3	15.8

Of which mortgages:	—	—	—	—	—	—	0.1	—	0.1	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	0.1	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	—	—	—	—

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other[1,2]		Total
31 December 2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	11.2	31.6	80.9	46.1	15.4	6.2	5.0	6.9	(0.7)	202.6
–Stage 1	11.0	31.0	77.9	41.0	12.4	2.9	0.7	6.8	(0.1)	183.6
–Stage 2	0.2	0.6	3.0	5.1	3.0	3.3	2.1	0.1	(0.3)	17.1
–Stage 3	—	—	—	—	—	—	2.2	—	(0.3)	1.9
Of which mortgages:	10.6	29.7	75.5	39.3	6.7	3.0	2.4	0.1	(0.1)	167.2
–Stage 1	10.4	29.1	72.4	34.3	4.3	0.4	0.1	—	—	151.0
–Stage 2	0.2	0.5	3.1	5.0	2.4	2.6	1.0	—	—	14.8
–Stage 3	—	0.1	—	—	—	—	1.3	0.1	(0.1)	1.4

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]
31 December 2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.4	—	0.7	0.3
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.7
–Stage 3	—	—	—	—	—	—	0.3	—	0.3	13.6
Of which mortgages:	—	—	—	—	—	—	0.1	—	0.1	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	6.7
1Includes Joint Ventures and Business Banking (including BBLs balances). We use scorecards for these items, rather than rating models.
2Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
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Credit performance

	Customer Loans						6 month Gross write-offs	Loan Loss Allowance s
	Total	Stage 1	Stage 2	Stage 3[1]		POCI
30 June 2026	£bn	£bn	£bn	£bn	%	£bn	£m	£m
Retail & Business Banking	210.8	192.4	16.7	1.3	0.65	0.4	93	440
– Mortgages	202.6	185.2	15.8	1.2	0.59	0.4	10	135
– Credit Cards	3.7	3.2	0.4	0.1	2.67	—	33	161
– Unsecured Personal Loans	3.2	3.0	0.2	—	0.83	—	32	89
– Overdrafts	0.5	0.3	0.2	—	5.67	—	15	39
– Business Banking	0.8	0.7	0.1	—	4.06	—	3	16
Consumer Finance	5.0	4.6	0.4	—	0.97	—	15	67
Corporate & Commercial Banking	19.5	17.6	1.3	0.6	3.03	—	21	296
Corporate Centre	—	—	—	—	—	—	—	—
Total Drawn	235.3	214.6	18.4	1.9	0.86	0.4	129	803
Retail & Business Banking	31.9	31.1	0.8	—		—	—	47
– Mortgages	14.9	14.7	0.2	—		—	—	1
– Credit Cards	13.1	12.8	0.3	—		—	—	19
– Unsecured Personal Loans	—	—	—	—		—	—	—
– Overdrafts	3.6	3.3	0.3	—		—	—	26
– Business Banking	0.3	0.3	—	—		—	—	1
Consumer Finance	—	—	—	—		—	—	—
Corporate & Commercial Banking	9.6	9.3	0.3	—		—	—	39
Corporate Centre	0.3	0.3	—	—		—	—	—
Total Undrawn	41.8	40.7	1.1	—		—	—	86
Total	277.1	255.3	19.5	1.9		0.4	129	889

	Customer Loans					12 month Gross write- offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3[1]
31 December 2025	£bn	£bn	£bn	£bn	%	£m	£m
Retail & Business Banking	173.5	156.2	15.7	1.6	0.95	168	384
– Mortgages	167.3	151.0	14.8	1.5	0.88	15	137
– Credit Cards	3.1	2.6	0.4	0.1	2.88	55	137
– Unsecured Personal Loans	2.0	1.8	0.2	—	1.07	65	57
– Overdrafts	0.4	0.2	0.2	—	6.87	24	37
– Business Banking	0.7	0.6	0.1	—	5.65	9	16
Consumer Finance	5.0	4.6	0.4	—	0.96	27	63
Corporate & Commercial Banking	18.9	16.9	1.4	0.6	3.42	53	282
Corporate Centre	—	—	—	—	0.15	—	—
Total Drawn	197.4	177.7	17.5	2.2	1.18	248	729
Retail & Business Banking	27.8	27.0	0.8	—		—	42
– Mortgages	13.1	12.8	0.3	—		—	—
– Credit Cards	11.6	11.3	0.3	—		—	18
– Unsecured Personal Loans	—	—	—	—		—	—
– Overdrafts	2.9	2.7	0.2	—		—	23
– Business Banking	0.2	0.2	—	—		—	1
Consumer Finance	—	—	—	—		—	—
Corporate & Commercial Banking	8.4	8.1	0.3	—		—	41
Corporate Centre	2.6	2.6	—	—		—	—
Total Undrawn	38.8	37.7	1.1	—		—	83
Total	236.2	215.4	18.6	2.2		248	812
1 Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
Santander UK plc19

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Arrears over 90 days past due

	30 June 2026	31 December 2025
	%	%
Retail & Business Banking
–Mortgages	0.54	0.65
–Credit Cards	0.80	0.55
–Unsecured Personal Loans	0.91	0.78
–Overdrafts	3.49	3.09
–Business Banking	2.91	3.83
Consumer Finance	0.43	0.44
Corporate & Commercial Banking	1.31	1.04
30 June 2026 compared to 31 December 2025
Loans in Stage 1 increased, reflecting the TSB acquisition, and continued broad based growth; good underlying asset quality
Accounting rules require loans of £2.7bn classified by TSB as Stage 2 recognised in May 2026 as part of the TSB acquisition to be brought onto our books as
Stage 1.
Loans in Stage 2 increased slightly, due to the TSB acquisition
Loans in Stage 2 increased as £1.1bn  of loans (including £1bn of mortgages), classified as Stage 2 by TSB recognised by Santander UK as Stage 1 on acquisition suffered a SICR by 30 June 2026.
Mortgage loans in Stage 2 also decreased reflecting a sale of high RWA mortgages.
CCB loans in Stage 2 decreased due to cases successfully completing probation periods (i.e. curing) and returning to Stage 1.
Loans in Stage 3 decreased
Mortgage loans in Stage 3 decreased mainly due to the sale of high RWA mortgages.
CCB loans in Stage 3 were broadly flat.
Purchased or Originated Credit-Impaired (POCI)
Accounting rules require loans of £0.4bn (mainly mortgage loans and credit card balances) classified as credit impaired by TSB recognised by Santander UK as part of the TSB acquisition to be classified separately as POCI.
ECL provision
ECL provision increased by £77m to £889m (Dec-25: £812m), mainly due to the acquisition of TSB, including a day 1 charge of £62m, where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision, as well as changes in our economic scenarios and weights reflecting recent events in the global economy. This was partly offset by the sale of high RWA mortgages.
6-month gross write-off utilisation of £129m (H1-25: £101m) largely driven by unsecured retail lending.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment
Santander UK plc20

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Credit quality
Total on-balance sheet exposures at 30 June 2026 comprised £235.3bn of customer loans, loans and advances to banks of £1.3bn, £16.5bn of sovereign assets measured at amortised cost, £5.6bn of assets measured at FVOCI, and £38.3bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3[4]	POCI	Total
30 June 2026	£m	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	192,435	16,640	1,325	425	210,825
Consumer Finance	4,534	406	48	—	4,988
Corporate & Commercial Banking	17,617	1,311	564	—	19,492
Corporate Centre	61,567	—	—	—	61,567
Total on-balance sheet	276,153	18,357	1,937	425	296,872
Off–balance sheet
Retail & Business Banking[1]	31,027	768	52	28	31,875
Consumer Finance	—	—	—	—	—
Corporate & Commercial Banking	9,310	306	27	—	9,643
Corporate Centre	279	—	—	—	279
Total off–balance sheet[2]	40,616	1,074	79	28	41,797
Total exposures	316,769	19,431	2,016	453	338,669

ECL
On-balance sheet
Retail & Business Banking	108	209	125	(2)	440
Consumer Finance	13	26	28	—	67
Corporate & Commercial Banking	54	52	190	—	296
Corporate Centre	—	—	—	—	—
Total on-balance sheet	175	287	343	(2)	803
Off–balance sheet
Retail & Business Banking	15	31	1	—	47
Consumer Finance	—	—	—	—	—
Corporate & Commercial Banking	24	10	5	—	39
Corporate Centre	—	—	—	—	—
Total off–balance sheet	39	41	6	—	86
Total ECL	214	328	349	(2)	889

Coverage ratio[3]	%	%	%	%	%
On-balance sheet
Retail & Business Banking	0.1	1.3	9.5	(0.5)	0.2
Consumer Finance	0.3	6.5	57.5	—	1.3
Corporate & Commercial Banking	0.3	3.9	33.6	—	1.5
Corporate Centre	—	—	—	—	—
Total on-balance sheet	0.1	1.6	17.7	(0.5)	0.3
Off–balance sheet
Retail & Business Banking	—	4.1	2.9	0.9	0.1
Consumer Finance	—	—	—	—	—
Corporate & Commercial Banking	0.3	3.1	18.4	—	0.4
Corporate Centre	—	—	—	—	—
Total off-balance sheet	0.1	3.8	8.2	0.9	0.2
Total coverage	0.1	1.7	17.4	(0.4)	0.3
1Off-balance sheet exposures include £9.1bn of residential mortgage offers in the pipeline.
2Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 24.
3ECL as a percentage of the related exposure.
4Accounting rules require credit impaired loans acquired as part of the TSB acquisition to be classified separately as Purchased or Originated Credit-Impaired (POCI).
Santander UK plc21

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Total on-balance sheet exposures at 31 December 2025 comprised £197.4bn of customer loans, loans and advances to banks of £1.0bn, £21.7bn of sovereign assets measured at amortised cost, £5.2bn of assets measured at FVOCI, and £29.4bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3[4]	Total
31 December 2025	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	156,212	15,657	1,592	173,461
Consumer Finance	4,595	336	48	4,979
Corporate & Commercial Banking	16,859	1,445	623	18,927
Corporate Centre	57,305	—	—	57,305
Total on-balance sheet	234,971	17,438	2,263	254,672
Off–balance sheet
Retail & Business Banking[1]	27,026	752	51	27,829
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8,074	334	26	8,434
Corporate Centre	2,558	—	—	2,558
Total off–balance sheet[2]	37,658	1,086	77	38,821
Total exposures	272,629	18,524	2,340	293,493

ECL
On-balance sheet
Retail & Business Banking	54	207	123	384
Consumer Finance	14	21	28	63
Corporate & Commercial Banking	53	35	194	282
Corporate Centre	—	—	—	—
Total on-balance sheet	121	263	345	729
Off–balance sheet
Retail & Business Banking	11	29	2	42
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	25	9	7	41
Corporate Centre	—	—	—	—
Total off–balance sheet	36	38	9	83
Total ECL	157	301	354	812

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.7	0.2
Consumer Finance	0.3	6.2	58.4	1.3
Corporate & Commercial Banking	0.3	2.4	31.1	1.5
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	1.5	15.2	0.3
Off–balance sheet
Retail & Business Banking	—	3.9	2.7	0.1
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.3	2.7	28.1	0.5
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.5	11.4	0.2
Total coverage	0.1	1.6	15.1	0.3
1Off-balance sheet exposures include £8.8bn of residential mortgage offers in the pipeline.
2Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 24.
3ECL as a percentage of the related exposure.
4Accounting rules require credit impaired loans acquired as part of the TSB acquisition to be classified separately as Purchased or Originated Credit-Impaired (POCI).
Santander UK plc22

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Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

30 June 2026		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking	Exposure £m	470	9,539	371	446	5,094	720	16,640
	ECL £m	20	119	26	6	34	4	209
Of which -Mortgages	Exposure £m	399	8,947	269	424	5,000	720	15,759
	ECL £m	5	39	3	3	14	4	68
Consumer Finance	Exposure £m	53	165	9	2	177	—	406
	ECL £m	12	6	4	—	4	—	26
Corporate & Commercial Banking	Exposure £m	16	707	134	53	401	—	1,311
	ECL £m	2	13	18	1	18	—	52
Corporate Centre	Exposure £m	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—
Total Drawn	Exposure £m	539	10,411	514	501	5,672	720	18,357
	ECL £m	34	138	48	7	56	4	287
Undrawn	ECL £m	—	26	5	1	9	—	41
Total Reported	Exposure £m	552	11,072	558	549	5,980	720	19,431
	ECL £m	34	164	53	8	65	4	328

31 December 2025		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking	Exposure £m	463	8,945	389	485	4,965	410	15,657
	ECL £m	17	120	27	5	36	2	207
Of which -Mortgages	Exposure £m	394	8,365	281	474	4,855	410	14,779
	ECL £m	5	40	3	3	16	2	69
Consumer Finance	Exposure £m	31	170	13	2	120	—	336
	ECL £m	8	8	4	—	1	—	21
Corporate & Commercial Banking	Exposure £m	92	771	90	22	470	—	1,445
	ECL £m	—	16	6	—	13	—	35
Corporate Centre	Exposure £m	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—
Total Drawn	Exposure £m	586	9,886	492	509	5,555	410	17,438
	ECL £m	25	144	37	5	50	2	263
Undrawn	ECL £m	—	23	6	1	8	—	38
Total Reported	Exposure £m	616	10,504	536	551	5,907	410	18,524
	ECL £m	25	167	43	6	58	2	301
1Mainly consists of Qualitative triggers for Mortgages, over-indebted customers c. £2.6bn (2025: c.£2.6bn), Interest-only accounts 24 months pre-maturity c.£1.6bn (2025: c.£1.4bn), and for CCB customers operating in a high-risk sector c. £0.1bn (2025: c. £0.2bn).
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
Santander UK plc23

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Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2026	£m	£m	£m	£m	£m
Retail & Business Banking[1]	210,825	440	210,385	31,875	47
Consumer Finance	4,988	67	4,921	—	—
Corporate & Commercial Banking	19,492	296	19,196	9,643	39
Corporate Centre	61,567	—	61,567	279	—
Total exposures presented in Credit Quality tables	296,872	803	296,069	41,797	86
Intercompany balances (including joint ventures)			5,176
Other items[2]			728
Adjusted net carrying amount			301,973
Assets classified at FVTPL			2,142
Non-financial assets[3]			8,160
Total assets per the Consolidated Balance Sheet			312,275

31 December 2025
Retail & Business Banking[1]	173,461	384	173,077	27,829	42
Consumer Finance	4,979	63	4,916	—	—
Corporate & Commercial Banking	18,927	282	18,645	8,434	41
Corporate Centre	57,305	—	57,305	2,558	—
Total exposures presented in Credit Quality tables	254,672	729	253,943	38,821	83
Intercompany balances (including joint ventures)			5,055
Other items[2]			916
Adjusted net carrying amount			259,914
Assets classified at FVTPL			934
Non-financial assets[3]			5,989
Total assets per the Consolidated Balance Sheet			266,837
1Off-balance sheet exposures include offers in the pipeline, undrawn flexible mortgage products and credit cards.
2Other includes accrued interest of£825m (2025: £725m).
3Non-financial assets includes £385m (2025: £80m) of Macro hedge of interest rate risk.
Santander UK plc24

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Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		POCI		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	272,629	157	18,524	301	2,340	354	—	—	293,493	812
Transfers from Stage 1 to Stage 2[2]	(7,124)	(14)	7,124	14	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	3,806	62	(3,806)	(62)	—	—	—	—	—	—
Transfers to Stage 3[2]	(171)	(2)	(416)	(21)	587	23	—	—	—	—
Transfers from Stage 3[2]	—	—	183	16	(183)	(16)	—	—	—	—
Transfers of financial instruments	(3,489)	46	3,085	(53)	404	7	—	—	—	—
Net ECL remeasurement on stage transfer[3]	—	(56)	—	74	—	68	—	—	—	86
Change in economic scenarios[4]	—	5	—	16	—	1	—	—	—	22
Change to ECL models	—	—	—	—	—	—	—	—	—	—
Acquisition of TSB	41,018	62	—	—	—	—	467	—	41,485	62
New lending and assets purchased[5,8]	35,868	25	288	14	25	3	—	—	36,181	42
Redemptions, repayments and assets sold[6,8]	(19,750)	(16)	(2,543)	(35)	(653)	(45)	(7)	—	(22,953)	(96)
Changes in risk parameters and other movements[7]	(9,507)	(9)	77	11	119	79	(3)	11	(9,314)	92
Assets written off[6]	—	—	—	—	(219)	(118)	(4)	(13)	(223)	(131)
At 30 June 2026	316,769	214	19,431	328	2,016	349	453	(2)	338,669	889
Net movement in the period	44,140	57	907	27	(324)	(5)	453	(2)	45,176	77

ECL charge to the Income Statement		57		27		113		11		208
Less: Discount unwind		—		—		(8)		—		(8)
Less: Recoveries net of collection costs		—		—		81		(4)		77
Total ECL charge to the Income Statement		57		27		186		7		277

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	259,883	153	21,218	359	2,759	357	283,860	869
Transfers from Stage 1 to Stage 2[2]	(5,143)	(9)	5,143	9	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	4,926	63	(4,926)	(63)	—	—	—	—
Transfers to Stage 3[2]	(123)	(1)	(643)	(25)	766	26	—	—
Transfers from Stage 3[2]	8	4	340	23	(348)	(27)	—	—
Transfers of financial instruments	(332)	57	(86)	(56)	418	(1)	—	—
Net ECL remeasurement on stage transfer[3]	—	(59)	—	69	—	83	—	93
Change in economic scenarios[4]	—	(6)	—	2	—	(4)	—	(8)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased5 8	30,547	21	294	16	27	3	30,868	40
Redemptions, repayments and assets sold6 8	(16,080)	(15)	(1,990)	(42)	(440)	(32)	(18,510)	(89)
Changes in risk parameters and other movements[7]	(4,472)	(13)	191	(6)	107	94	(4,174)	75
Assets written off[6]	—	—	—	—	(242)	(101)	(242)	(101)
At 30 June 2025	269,546	138	19,627	342	2,629	399	291,802	879
Net movement in the period	9,663	(15)	(1,591)	(17)	(130)	42	7,942	10

ECL (release)/charge to the Income Statement		(15)		(17)		143		111
Less: Discount unwind		—		—		(10)		(10)
Less: Recoveries net of collection costs		—		—		4		4
Total ECL (release)/charge to the Income Statement		(15)		(17)		137		105
1Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
2Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
3Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
4Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements.
Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
5Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
6Exposures and ECL for facilities that existed at the start of the period but not at the end.
7Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
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8New lending and assets purchased and Redemptions, repayments and assets sold categories include internal transfers.
30 June 2026 compared to 30 June 2025
Credit impairment charges were up £172m, mainly due to the acquisition of TSB, including a day 1 charge of £62m where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting recent events in the global economy.
Santander UK plc26

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RETAIL & BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail & Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
Retail & Business Banking: Mortgages – Credit risk review
Borrower profile

	Stock				New business
	30 June 2026		31 December 2025		30 June 2026		30 June 2025
	£m	%	£m	%	£m	%	£m	%
Home movers[1]	81,411	40	69,963	42	6,369	44	4,192	39
Remortgagers[2]	62,797	31	47,242	28	6,020	41	3,909	37
First-time buyers	39,654	20	34,776	21	1,659	11	1,613	15
Buy-to-let	18,782	9	15,287	9	613	4	906	9
	202,644	100	167,268	100	14,661	100	10,620	100

Movement in mortgage lending	£bn
1 January 2026	167.3
New business	14.7
Acquisition of TSB	33.9
Redemptions and repayments	(13.3)
30 June 2026	202.6

	30 June 2026	31 December 2025
Proportion of Santander-branded mortgage internal transfers retained online	83%	79%

	30 June 2026	30 June 2025
Internal transfers (£bn)[3]	18.4	14.9
Further advances and flexi drawdowns (£bn)	0.5	0.5
1Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
2Remortgagers are new customers who are taking a new mortgage with us.
3Internal remortgages are where we moved our customers with maturing mortgages onto new ones.
30 June 2026 compared to 31 December 2025
In H1-26, the mortgage asset value increased due to business growth and the acquisition of TSB, whilst the borrower profile remained broadly stable. First-time buyer applications increased in H1-26, supported by greater strategic focus and the launch of the My First Mortgage product.
Interest rate profile
The interest rate profile of our maturing mortgage asset stock was:

	30 June 2026		31 December 2025
	£m	%	£m	%
Fixed rate	185,682	91	153,172	92
Of which maturing:
–< 12 months	59,875	29	41,262	25
–Later than 1 year but no later than 3 years	89,950	44	83,529	50
–Later than 3 years but no later than 4 years	13,261	7	11,431	7
–Later than 4 years but no later than 5 years	19,569	10	14,011	8
–Later than 5 years	3,027	1	2,939	2
Variable rate	11,961	6	10,227	6
Standard Variable Rate (SVR)	3,783	2	2,434	1
Follow on Rate (FoR)	1,218	1	1,435	1
	202,644	100	167,268	100
30 June 2026 compared to 31 December 2025
In H1-26, customers continued to refinance from reversion (SVR and FoR) to fixed rate products influenced by continued uncertainty on interest rates. Despite this, reversion balances increased following the TSB acquisition, as it has a higher proportion of reversion balances. Demand for fixed rate products remained strong, particularly those with shorter fixed rate terms.
Santander UK plc27

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Geographical distribution
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	30 June 2026	31 December 2025	30 June 2026	30 June 2025
Region	£bn	£bn	£bn	£bn
London	49.3	43.9	3.2	3.1
Midlands and East Anglia	29.6	23.4	2.3	1.4
North	28.9	21.8	2.2	1.3
Northern Ireland	2.1	2.2	0.1	0.1
Scotland	9.9	6.0	0.7	0.4
South East excluding London	60.9	52.7	4.6	3.3
South West, Wales and other	21.9	17.3	1.6	1.0
	202.6	167.3	14.7	10.6
30 June 2026 compared to 31 December 2025
Following the acquisition of TSB, the portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around
London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 2.62
(2025: 2.91).
Mortgage loan size
The split of our mortgage asset by size was:

Mortgage loan size	30 June 2026	31 December 2025
>£1.0m	3%	3%
£0.5m to £1.0m	10%	11%
£0.25m to £0.5m	32%	32%
<£0.25m	55%	54%
Average loan size (stock)[1]	£200k	£201k
Average loan size (new business)	£249k	£254k
1 Average initial advance of existing stock.
Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business. We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2026					31 December 2025				30 June 2025
	Stock		Stage 3		New Business	Stock		Stage 3		New Business
	Total	ECL	Total	ECL		Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	87,087	26	545	8	2,930	75,743	29	705	10	2,548
>50-60%	38,488	18	230	4	2,412	33,122	17	270	6	2,020
>60-70%	32,962	20	180	6	2,261	27,776	21	210	9	1,664
>70-80%	25,185	21	101	6	2,881	18,466	19	122	7	2,192
>80-90%	15,091	17	51	6	2,712	9,385	15	64	7	1,526
>90-100%	3,594	11	28	4	1,456	2,503	10	30	4	662
>100%	237	23	40	13	9	273	26	49	14	8
	202,644	136	1,175	47	14,661	167,268	137	1,450	57	10,620
Collateral value[1]	202,609		1,168		14,661	167,234		1,441		10,620

	%		%		%	%		%		%
Average balance weighted LTV[2]	53		53		66	52		52		63
Of which:
London lending (new business)					64					62
1Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £203m (2025: £240m).
2Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (Loan 2 balance/Loan 2 latest property valuation) +  ...) /(Loan 1 balance + Loan 2 balance+...).
30 June 2026 compared to 31 December 2025
There were no significant changes in collateral quality in H1-26. Average balance weighted LTVs increased slightly following the acquisition of TSB.  Stock balances above 80% LTV increased from 7% in Dec-25 to 9%, driven by the TSB acquisition and business growth. We continue to monitor new lending closely and take action where needed to ensure lending remains within our risk appetite.
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Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review.
Movement in total exposures and the corresponding ECL
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 24 also apply to these tables.

	Stage 1		Stage 2		Stage 3		POCI		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	163,834	11	15,041	69	1,464	57	—	—	180,339	137
Transfers from Stage 1 to Stage 2[2]	(5,878)	(3)	5,878	3	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	2,951	11	(2,951)	(11)	—	—	—	—	—	—
Transfers to Stage 3[2]	(69)	—	(268)	(3)	337	3	—	—	—	—
Transfers from Stage 3[2]	—	—	135	3	(135)	(3)	—	—	—	—
Transfers of financial instruments	(2,996)	8	2,794	(8)	202	—	—	—	—	—
Net ECL remeasurement on stage transfer[3]	—	(11)	—	13	—	4	—	—	—	6
Change in economic scenarios[4]	—	1	—	—	—	1	—	—	—	2
Change to ECL models	—	—	—	—	—	—	—	—	—	—
Acquisition of TSB	35,426	11	—	—	—	—	408	—	35,834	11
New lending and assets purchased5 8	23,197	5	173	2	21	1	—	—	23,391	8
Redemptions, repayments and assets sold6 8	(12,801)	(1)	(1,974)	(13)	(470)	(14)	(7)	—	(15,252)	(28)
Changes in risk parameters and other movements[7]	(6,729)	(3)	(53)	5	13	7	(4)	1	(6,773)	10
Assets written off[6]	—	—	—	—	(42)	(9)	(1)	(1)	(43)	(10)
At 30 June 2026	199,931	21	15,981	68	1,188	47	396	—	217,496	136
Net movement in the period	36,097	10	940	(1)	(276)	(10)	396	—	37,157	(1)

ECL charge/(release) to the Income Statement		10		(1)		(1)		1		9
Less: Discount unwind		—		—		(1)		—		(1)
Less: Recoveries net of collection costs		—		—		81		—		81
Total ECL charge/(release) to the Income Statement		10		(1)		79		1		89

At 1 January 2025	157,268	10	16,973	84	1,785	78	—	—	176,026	172
Transfers from Stage 1 to Stage 2[2]	(3,908)	—	3,908	—	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	3,902	10	(3,902)	(10)	—	—	—	—	—	—
Transfers to Stage 3[2]	(54)	—	(339)	(4)	393	4	—	—	—	—
Transfers from Stage 3[2]	—	—	276	8	(276)	(8)	—	—	—	—
Transfers of financial instruments	(60)	10	(57)	(6)	117	(4)	—	—	—	—
Net ECL remeasurement on stage transfer[3]	—	(9)	—	7	—	6	—	—	—	4
Change in economic scenarios[4]	—	(5)	—	(5)	—	(4)	—	—	—	(14)
Change to ECL models	—	—	—	—	—	—	—	—	—	—
New lending and assets purchased5 8	19,002	3	119	2	18	1	—	—	19,139	6
Redemptions, repayments and assets sold6 8	(10,407)	—	(1,247)	(4)	(243)	(7)	—	—	(11,897)	(11)
Changes in risk parameters and other movements[7]	(4,700)	—	28	1	15	7	—	—	(4,657)	8
Assets written off[6]	—	—	—	—	(27)	(7)	—	—	(27)	(7)
At 30 June 2025	161,103	9	15,816	79	1,665	70	—	—	178,584	158
Net movement in the period	3,835	(1)	(1,157)	(5)	(120)	(8)	—	—	2,558	(14)

ECL release to the Income Statement		(1)		(5)		(1)		—		(7)
Less: Discount unwind		—		—		(1)		—		(1)
Less: Recoveries net of collection costs		—		—		10		—		10
Total ECL (release)/charge to the Income Statement		(1)		(5)		8		—		2
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Portfolios of particular interest - Mortgages
As set out in the 2025 Annual Report, some types of mortgages have higher risks and others stand out for different reasons.
Key changes in H1-26
In H1-26, the only changes to the portfolios considered to be of particular interest arose as a result of the acquisition of TSB, which includes a portfolio of ex-
Northern Rock residential mortgages acquired by TSB from Cerberus Capital Management group in 2015 (the Whistletree portfolio).
Credit performance

	Total	Stage 1	Stage 2	Stage 3	Stage 3 ratio	POCI	Properties in possession	Balance weighted LTV (indexed)
30 June 2026	£m	£m	£m	£m	%	£m	£m	%
Mortgage portfolio	202,644	185,314	15,759	1,175	0.59	396	62	53
Of which: Portfolio of particular interest[1]
– Interest only	39,804	33,608	5,557	492	1.24	147	23	45
– Part interest-only, part repayment[2]	11,253	9,773	1,359	121	1.08	—	8	53
– Flexible	3,172	2,252	776	144	4.54	—	9	37
– LTV >100%	237	69	124	40	16.88	4	15	111
– Buy-to-let	18,782	17,386	1,305	52	0.28	39	3	52
– Whistletree	463	356	33	2	0.43	72	—	41

31 December 2025
Mortgage portfolio	167,268	151,039	14,779	1,450	0.88		74	52
Of which: Portfolio of particular interest[1]
– Interest only	35,637	29,866	5,155	616	1.74		35	49
– Part interest-only, part repayment[2]	11,495	9,978	1,357	160	1.40		9	53
– Flexible	3,504	2,508	828	168	5.19		11	37
– LTV >100%	273	88	136	49	17.91		18	116
– Buy-to-let	15,287	14,166	1,070	51	0.33		4	59
1.Where a loan falls into more than one category, we include it in all the categories that apply.
2.Mortgage balance includes both the interest-only part of £8,566m (2025: £8,769m) and the non-interest-only part of the loan.
Retail & Business Banking: Everyday Banking – Credit risk review
Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Everyday Banking:

	30 June 2026	31 December 2025
BBLS with 100% Government Guarantee (£bn)	0.5	0.6
% of credit card customers that repay balance in full each month	53%	54%
UPL average customer balance (£)	6,000	6,000
CONSUMER FINANCE – CREDIT RISK REVIEW
Credit Performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Consumer Finance:

	30 June 2026	31 December 2025
Wholesale loans (stock finance) to car dealerships as approximate % of the Consumer loan book	11.6%	13.8%
% of lending collateralised on the vehicle	99%	98%
Average Consumer (auto) finance loan size (£)	21,603	19,551

	30 June 2026	30 June 2025
Consumer (auto) finance new business gross lending (£m)	1,153	1,034
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CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other	Total[1]
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	344	1,169	3,810	4,505	2,917	1,357	40	14,142
Commercial Real Estate	—	1	898	3,273	2,028	280	122	—	6,602
Social Housing	137	2,248	5,967	—	—	—	—	—	8,352
	137	2,593	8,034	7,083	6,533	3,197	1,479	40	29,096
Of which:
–Stage 1	137	2,590	8,026	7,039	6,147	2,466	443	40	26,888
–Stage 2	—	3	8	44	386	731	445	—	1,617
–Stage 3	—	—	—	—	—	—	591	—	591

31 December 2025
SME and mid corporate	—	449	903	3,364	4,172	3,069	1,604	36	13,597
Commercial Real Estate	—	—	802	2,589	2,360	411	134	—	6,296
Social Housing	120	2,032	5,581	—	—	—	—	—	7,733
	120	2,481	7,286	5,953	6,532	3,480	1,738	36	27,626
Of which:
–Stage 1	120	2,481	7,278	5,910	6,219	2,710	444	36	25,198
–Stage 2	—	—	8	43	313	770	645	—	1,779
–Stage 3	—	—	—	—	—	—	649	—	649
1 Credit risk exposures include derivatives exposures. For invoice finance the credit risk exposures represent the full facility limit present on the credit agreement papers, a total limit before consideration of underlying collaterals and application of prepayment caps for any given point.
Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review.
Portfolios of particular interest - Commercial Real Estate
In H1-26, committed exposures increased by 4.9%, driven by an increase across all portfolios. The overall rating distribution saw a general improvement with lending to new higher rated clients.
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Rating distribution
Corporate Centre committed exposures mainly comprise Sovereign exposures and Structured Products (High Quality Liquid Assets, mainly Asset Backed
Securities and covered bonds) managed as part of our Eligible Liquidity Pool. These are low risk, high quality, investment grade exposures with a credit rating of
8 or 9 according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section).
Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review.
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Liquidity risk

Overview
Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at high cost.
Liquidity risk management
In H1-26, there were no significant changes in the way we manage liquidity risk as described in the 2025 Annual Report, including as a result of the TSB acquisition.
Liquidity risk review
In this section, we analyse our key liquidity metrics and our wholesale funding. We also provide information on asset encumbrance.
Key metrics LCR of 163% (2025: 162%) LCR eligible liquidity pool of £54.6bn (2025: £47.5bn) NSFR of 137% (2025: 135%) Wholesale funding with maturity <1 year £20.1bn (2025: £13.1bn)
The liquidity metrics presented include TSB from the date of acquisition. TSB continues to operate within its existing liquidity risk management and regulatory requirements.
Following the acquisition of TSB, we now focus our liquidity risk disclosures on metrics for the consolidated Santander UK group (which includes TSB), rather than for the RFB DoLSub group (which does not include TSB, as it is not a party to the RFB DoLSub agreement).
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 30 June 2026 and 31 December 2025.

	30 June 2026	31 December 2025
LCR[2]	£bn	£bn
Eligible liquidity pool (liquidity value)[1]	54.2	46.9
Net stress outflows	(33.2)	(29.0)
Surplus	21.0	17.9
Eligible liquidity pool as a percentage of anticipated net cash flows	163%	162%
1The liquidity value is calculated as applying an applicable haircut to the carrying value.
2The RFB DolSub LCR was 156% (2025:157%).
30 June 2026 compared to 31 December 2025
LCR increased to 163% (Dec-25: 162%).
LCR eligible liquidity pool
LCR eligible liquid assets surplus of £21.0bn to regulatory requirements.
LCR eligible liquidity pool of £54.6bn (Dec-25: £47.5bn), includes £37.1bn cash and central bank reserves (Dec-25: £28.4bn).
30 June 2026 compared to 31 December 2025
We remained in a strong liquidity position. We held sufficient liquid resources and had adequate governance and controls in place to manage the liquidity risks arising from our business and strategy, including TSB. At 30 June 2026 and 31 December 2025, the LCR significantly exceeded regulatory requirements.
Net Stable Funding Ratio (NSFR)

	30 June 2026	31 December 2025
	%	%
NSFR	137	135
30 June 2026 compared to 31 December 2025
At 30 June 2026 and 31 December 2025, the NSFR significantly exceeded regulatory requirements.
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FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our Liquidity Risk Appetite (LRA) and regulatory liquidity and capital requirements.
Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2026	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc[1]
Senior unsecured	—	—	0.8	0.8	—	1.6	2.8	5.5	1.3	11.2
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	0.8	0.8	0.2	2.2	0.6	3.8
	—	—	0.8	0.8	0.8	2.4	3.0	7.7	1.9	15.0
Other Santander UK plc
Deposits by banks	0.6	0.5	0.2	—	—	1.3	—	—	—	1.3
Certificates of deposit and commercial paper	1.4	2.9	—	—	0.1	4.4	0.4	—	—	4.8
Senior unsecured	—	—	0.1	0.5	—	0.6	0.9	1.7	0.2	3.4
Covered bonds	—	0.2	0.1	3.6	0.6	4.5	4.6	7.4	1.6	18.1
Securitisation & structured issuance[2]	0.2	0.5	1.0	0.3	0.4	2.4	2.2	2.9	—	7.5
Of which:
– RMBS and ABS	0.2	—	0.2	0.3	0.4	1.1	2.2	2.9	—	6.2
TFSME	—	—	—	2.5	—	2.5	—	1.4	—	3.9
Subordinated liabilities	—	—	—	—	—	—	—	0.2	0.5	0.7
	2.2	4.1	1.4	6.9	1.1	15.7	8.1	13.6	2.3	39.7
Other group entities
Senior unsecured	—	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	1.0	—	1.0	0.5	2.2	—	3.7
Securitisation & structured issuance[3]	—	0.6	—	—	—	0.6	—	0.4	—	1.0
TFSME	—	—	—	0.4	—	0.4	—	0.2	—	0.6
Total at 30 June 2026	2.2	4.7	2.2	9.1	1.9	20.1	11.6	24.1	4.2	60.0
Of which:
– Secured	0.3	1.3	1.1	7.8	1.0	11.5	7.2	14.5	1.5	34.7
– Unsecured	1.9	3.4	1.1	1.3	0.9	8.6	4.4	9.6	2.7	25.3

Total at 31 December 2025	1.0	6.6	3.3	0.8	1.4	13.1	13.8	20.4	5.0	52.3
Of which:
– Secured	—	3.3	2.0	0.4	0.3	6.0	10.2	10.3	3.0	29.5
– Unsecured	1.0	3.3	1.3	0.4	1.1	7.1	3.6	10.1	2.0	22.8
199% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
2Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
3Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
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Term issuance
In H1-26, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H1-26	Total H1-25
	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured	—	—	1.5	—	1.5	1.0
Subordinated liabilities and equity (inc. AT1)	1.0	—	—	—	1.0	0.5
	1.0	—	1.5	—	2.5	1.5
Other Santander UK plc
Securitisations and other secured funding	1.3	—	—	—	1.3	1.0
Of which:
– RMBS and ABS	1.3	—	—	—	1.3	1.0
Covered bonds	0.7	—	2.0	—	2.7	2.7
Senior unsecured	0.1	—	—	—	0.1	1.9
	2.1	—	2.0	—	4.1	5.6
Other group entities
Securitisations	—	—	—	—	—	—
Total gross issuances	3.1	—	3.5	—	6.6	7.1
We Issued £6.8bn Sterling equivalent term issuance in H1-26, including Covered bonds, RMBS, AT1 and Senior Unsecured issuances2. TFSME outstanding balance of £4.5bn at Jun-26, of which £2.9bn is due for repayment in 2027 and £1.6bn is due in 2031. We expect to issue £8.0 to 12.0bn of term issuance in
2026, including the £6.8bn issued in H1-26.
Medium term funding at 30 June 2026 includes securities issued under TSB Bank plc’s Covered bonds and RMBS securitisation programs. TSB Bank plc’s outstanding capital instruments and senior unsecured issuance were purchased by Santander UK plc following the TSB acquisition and therefore eliminate on consolidation.
Encumbrance
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of
England facilities. We also have covered bond programmes, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 25 to the Consolidated Financial Statements in the 2025 Annual Report and Note 10 to the Condensed Consolidated
Interim Financial Statements.
30 June 2026 compared to 31 December 2025
Our level of encumbrance from external and internal issuance of securitisations and covered bonds increased in H1-26 to £47.8bn (2025: £36.5bn), mainly due to the acquisition of TSB's securitisation and covered bond programs. For more, see Note 14 to the Consolidated Financial Statements in the 2025 Annual
Report and Note 10 to the Condensed Consolidated Interim Financial Statements.
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Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements and market expectations.
Capital risk management
In H1-26, there were no significant changes in the way we manage capital risk as described in the 2025 Annual Report, including as a result of the TSB acquisition.
Capital risk review
In this section, we analyse our capital resources and key capital ratios.
Key metrics CET1 capital ratio of 14.2% (2025: 15.8%) Total qualifying regulatory capital of £15.8bn (2025: £14.3bn)
CAPITAL RISK REVIEW
Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the current and expected future regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical
Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII).
Key capital ratios

	30 June 2026	31 December 2025
	%	%
CET1 capital ratio	14.2	15.8
AT1	2.6	2.8
Tier 2	3.0	2.7
Total capital ratio	19.8	21.3

Total subordination available to Santander UK plc senior unsecured bondholders as a % of RWAs	19.8	21.3

	30 June 2026	30 June 2025
Return on assets - profit after tax divided by average total assets	0.13	0.20
30 June 2026 compared to 31 December 2025
CET1 capital ratio decreased to 14.2% as we optimised capital levels alongside the acquisition of TSB and resumed declaring dividends.
The Board declared a dividend of £456m after the reporting date that was paid on 30 July 2026. Capital calculations have not been adjusted to reflect this post balance sheet dividend.
Regulatory capital resources
This table shows our qualifying regulatory capital:

	30 June 2026	31 December 2025
	£m	£m
CET1 capital	11,370	10,601
AT1 capital	2,060	1,860
Tier 1 capital	13,430	12,461
Tier 2 capital	2,370	1,854
Total capital[1]	15,800	14,315
1Capital resources include a transitional IFRS 9 benefit at 30 June 2026 of £nil (2025: £nil).
Risk-weighted assets
Total Risk-weighted assets at 30 June 2026 were £79.8bn (2025: £67.2bn), which are consistent with our regulatory filings.
Significant Risk Transfer (SRT)
As part of our strategy aimed at driving balance sheet optimisation, in H1-26, Santander UK completed one SRT (2025: four).
H1-26 SRT covered Corporate & Commercial Banking assets (2025: Retail & Business Banking, Corporate & Commercial Banking and Consumer Finance
assets).
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Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H1-26, there were no significant changes in the way we manage market risk as described in the 2025 Annual Report, including as a result of the TSB acquisition.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was
£365m and to ‑100bps was £(256)m (2025: £281m and
£(195)m).
Economic Value of Equity (EVE) sensitivity to +100bps
was £(646)m and to ‑100bps was £705m (2025: £(449)m
and £540m).

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve at 30 June
2026 and 31 December 2025. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	30 June 2026		31 December 2025
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity[1]	365	(256)	281	(195)
EVE sensitivity	(646)	705	(449)	540
1Based on modelling assumptions of repricing behaviour.
30 June 2026 compared to 31 December 2025
During H1-26, we continued to actively manage the structural position in line with the profile of rate-insensitive liabilities to manage interest rate risk.
Both NII and EVE sensitivities increased following the acquisition of TSB. EVE sensitivity (excluding equity) also increased mainly reflecting changes to the structural investment term of equity and the associated structural hedge.
Structural hedge evolution
Santander UK plc’s structural hedge position increased to £118bn at Jun-26 (Dec-25: £103bn) driven by the acquisition of TSB.
Average duration of 2.6 years (Dec-25: 2.3 years) was up as we extended the duration to enhance income stability.
Gross average yield from the structural hedge in H1-26 was 3.11% (H1-25: 2.51%); with Q2-26: 3.19% and Q1-26: 3.01%.
Structural hedge gross yields remained supportive in H1-26, partially offsetting continued pressure on customer margins and deposit mix.
We continue to manage our structural hedge position for income stability.
TRADED MARKET RISK REVIEW
30 June 2026 compared to 31 December 2025
In H1-26, there were no significant changes to our traded market risk exposures. The Internal VaR for exposure to traded market risk at 30 June 2026 was less than £1m (2025: less than £1m).
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Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
Pension risk management
In H1-26, there were no significant changes in the way we manage pension risk as described in the 2025 Annual Report.
Pension risk review
In this section, we give an update on key movements in pension risk profile in H1-26.
Key metrics Funding Deficit at Risk was £630m (2025: £760m) Funded defined benefit pension scheme accounting surplus was £560m (2025: £524m)
PENSION RISK REVIEW
30 June 2026 compared to 31 December 2025
The underlying level of risk in the Scheme reduced in H1-26, mainly due to the purchase of a buy-in contract covering a subset of Scheme members and the continued disposal of illiquid assets. The acquisition of TSB in H1-26 did not significantly impact pension risk, as TSB only provides defined contribution pension arrangements for its staff and does not sponsor a defined benefit pension scheme.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At
30 June 2026, the Funding Deficit at Risk decreased to £630m (2025: £760m), mainly due to the reduction in risk from the buy-in contract purchase and disposals of illiquid assets noted above.
The impact from variations in the IAS 19 position on CET1 capital was not significant in H1-26. For more on the impact of our defined benefit schemes on capital, see the 'Capital risk' section.
Accounting position
The accounting position improved in H1-26. The Scheme sections in surplus had an aggregate surplus of £560m at 30 June 2026 (2025: £524m) with no sections in deficit (2025: none). Unfunded liabilities were £21m at 30 June 2026 (2025: £22m). On the funding basis agreed with the Trustee, the Scheme had an overall surplus, with individual sections either fully funded or close to fully funded.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 22 to the Condensed Consolidated Interim Financial
Statements.
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Strategic and business risk

Overview
Strategic and business risk is the risk of loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders; or from an inability to adapt to external developments.
Strategic and business risk management
In H1-26, there were no significant changes in the way we manage strategic and business risk, as described in the 2025 Annual Report, including as a result of the TSB acquisition.
Strategic and business risk review
In this section, we provide an update on key movements in strategic and business risk in H1-26.

STRATEGIC AND BUSINESS RISK REVIEW
30 June 2026 compared to 31 December 2025
In H1-26, integration planning and execution for TSB remained a key area of management focus and we are managing the associated risks through dedicated governance, oversight and risk management arrangements. Regulatory approvals for change of control were received in April 2026, enabling us to progress towards the business transfer and Part VII process, while also planning for future migration activity following receipt of the required court approvals. A governance and risk management framework has been in place throughout the programme, including regular reporting of programme risks to the Board and independent oversight. An Executive Committee Integration Director has been appointed with overall accountability for the programme. Principal integration risks have been identified and are being managed through dedicated governance structures, ongoing monitoring, defined accountability and targeted mitigation actions. Delivery of the remaining phases of integration remains a priority.
Alongside integration activity, we continued to deliver our strategic commercial and operational transformation agenda. Our focus remains on growing our franchise, deepening customer relationships and investing in technology and digital capabilities to enhance customer experience and deliver value. During the period, we introduced new products and services, including our My First Mortgage proposition, the relaunch of Santander Select, and the Santander Rewards
Credit Card, which has no monthly fee and offers customers 3% cash back on everyday travel, eating out and takeaways. We further enhanced our mobile app for our 7.4 million digital customers and continued to optimise our branch network to support our customers across channels.
The UK banking market continued to evolve rapidly, with ongoing competitive pressure from incumbent banks, building societies and digital banks. Sector consolidation also remained a feature of the market. With this market context, delivery of our transformation programme remained a focus to support competitiveness, improve efficiency and deliver value for customers and shareholders.
Against a backdrop of ongoing geopolitical and economic uncertainty, our priority remained supporting customers and delivering good customer outcomes. We continued proactive engagement with customers experiencing financial difficulty and continued to support industry initiatives such as the UK Mortgage Charter.
We also expanded customer support capabilities through initiatives such as the My Money Vibe pilot, providing personalised guidance and tools to help customers manage their finances.
The regulatory agenda remained demanding during the period, with continued focus on governance, model risk, outsourcing, data and financial resilience, in addition to oversight associated with the TSB acquisition. We maintained our commitment to regulatory compliance and effective risk management across our activities.
We remain focused on supporting customer needs, improving efficiency and building a responsible and sustainable business. These priorities support our ability to respond to evolving customer expectations, manage strategic and business risks effectively and deliver sustainable long-term returns.
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Reputational risk

Overview
Reputational risk is the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
Reputational risk management
In H1-26, there were no significant changes in the way we manage reputational risk as described in the 2025 Annual Report, including as a result of the
TSB acquisition.
Reputational risk review
In this section, we provide an update on key movements in reputational risk in H1-26.

REPUTATIONAL RISK REVIEW
30 June 2026 compared to 31 December 2025
We completed the acquisition of TSB on 30 April 2026. The transaction represents a significant investment in the UK and supports greater competition in the retail banking market. Media and stakeholder interest focused on the future of branches, jobs and the brand, which will remain important areas of focus as integration progresses. We remain committed to maintaining high service standards for customers and supporting colleagues through the transition.
In H1-26, we announced further branch closures. This generated media coverage and questions from MPs. We engaged with media and political stakeholders to explain our commitment to a right-sized branch network and our Work Cafés. We also highlighted the support available through banking hubs, Community
Bankers and our digital, telephone and chat services. In July 2026, we announced that we do not intend to close any additional Santander or TSB branches before 2028 at the earliest, alongside our continued commitment to invest in modernising our network and to introduce new Work Cafés.
We announced an additional provision for motor finance in Q1-26. The subsequent launch and legal challenge of the FCA compensation scheme created uncertainty about the timing and potential impact of any redress arrangements. The issue continued to attract media, political and customer attention.
Developments in the Middle East increased cost of living concerns for customers and businesses. We responded through proactive customer outreach and engagement with media and political stakeholders to explain the support available.
We continued to engage with government on key policy issues, including ring-fencing, capital requirements and Financial Ombudsman Service reform.
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Operational risk

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
Operational risk management
In H1-26, there were no significant changes in the way we manage operational risk as described in the 2025 Annual Report, including as a result of the
TSB acquisition.
Operational risk review
In this section, we give an update on key movements in operational risk in H1-26.

OPERATIONAL RISK REVIEW
30 June 2026 compared to 31 December 2025
Operational risk event losses
In H1-26, we made an additional provision charge of £179m for historical motor finance commission payments. Excluding fraud losses, no individual operational risk event loss exceeded the £10m materiality threshold. We continued to maintain provisions for customer remediation programmes and their associated costs.
Operational Resilience
We continued to mature our frameworks and capabilities, with the Board Self-Assessment in Q1-26 supporting our assessment of compliance with operational resilience requirements. We also progressed our assessment of our Important Business Services resilience through severe but plausible disruption scenarios, including successful cyber-attack and loss of third-party scenarios. We designed these scenarios to test if our contingency and recovery strategies are effective in minimising harm to customers, avoiding risks to the safety and soundness of the firm and supporting the orderly functioning and stability of UK financial markets.
We continued to invest in strategic programmes to further strengthen our resilience across our IT estate and key suppliers. The acquisition of TSB will increase operational complexity during the transition period as we manage two environments, in relation to technology, suppliers, data and migration activity. We are managing these risks through dedicated integration governance, resilience planning, testing and targeted mitigation activity. Our focus – now, during and post migration – will be on maintaining Important Business Services, within impact tolerances.
Cybersecurity
We continued to strengthen our capabilities through ongoing investment in threat detection, security monitoring, vulnerability management and cyber resilience.
There were no material cyber or information security incidents in the period. The external cyber threat landscape materially increased, driven by geopolitical developments and the emergence of Frontier AI, which materially accelerated the identification and exploitation of vulnerabilities. We continue to adapt our approach to address these emerging threats, leveraging Frontier AI capabilities. The acquisition of TSB increased the scale and complexity of our environment and our security risk profile. We remain focused on reducing inherited legacy technology risks via timely integration as well as dedicated risk mitigation activities.
Data Management
In H1-26, we continued to strengthen data governance and progressed our multi-year data remediation programme. Our focus remained on improving critical data governance and strengthening end-to-end controls. We also continued to evolve our approach to support strategic change, including TSB data migration.
IT
Over the past three years, we have made significant progress in strengthening the technology risk profile through targeted remediation in the estate and improvements to the control environment.
Legal
Our legal risk profile remained heightened, reflecting the number and value of legal risks we manage. The Santander UK group's exposure to legal risk is mainly driven by the material litigation matters in Note 21 - Provisions, and Note 24 - Contingent Liabilities and Commitments. Elements of a judgment in the large-scale and complex PPI related litigation brought by AXA that were handed down by the High Court on 25 July 2025 are the subject of an appeal and cross-appeal to the Court of Appeal. The appeal and cross-appeal were heard in July 2026 with a decision expected in H2 2026. Following the Supreme Court judgment in the
Hopcraft, Wrench and Johnson cases related to motor finance commission litigation in August 2025, the FCA published in March 2026 its rules and guidance for redress schemes under Section 404 of the Financial Services and Markets Act 2000 based on Section 140A Consumer Credit Act 1974, which are subject to legal challenges to the Upper Tribunal by three lenders and a consumer representative. The decision of the Court of Appeal in the Angel vs. Black Horse Limited
case may have implications for the resolution on motor finance commission claims through the Courts rather than a FCA redress scheme. The impact and implications of these decisions for Santander UK are outlined in Notes 21 and 24. We continued to respond to developments in relation to the German criminal tax investigation relating to historical dividend tax arbitrage transactions. We continued to monitor and manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and unaffordable lending, including a successful judicial review of FOS decision on the scope of its jurisdiction to consider and award redress in relation to alleged acts and omissions more than 6 years prior to the date of the complaint. We have managed renewed litigation threats relating to historical PPI practices / Section140A CCA breaches, with a resurgence of individual pre-action letters, and three omnibus claims (relating to
c.40,000 customer accounts) being issued and served. Having affirmed that the omnibus procedure could be utilised (with caveats) to pursue Section140A CCA claims, the aforementioned Angel vs Black Horse Limited judgment is likely to lead to increased omnibus claim risk as we move forward. The legal and regulatory environment in which we operate is evolving and we are evaluating and responding to these developments, including the Employment Rights Act 2025, the
Crime and Policing Act 2026, the Money Laundering and Terrorist Financing (Amendment) Regulations 2026 and proposed reforms to the Consumer Credit Act
1974, the Financial Ombudsman Scheme and consumer redress schemes, the functions of the PRA and FCA (including the proposed abolition of the Payment
Services Regulator) and the ring-fencing regime under the Financial Services and Markets Bill.
Third party suppliers
We continue to expand our outsourcing strategy and reliance on third parties for a range of goods and services, provided by Banco Santander and other key suppliers. In H1-26, we have further evolved our third party risk management maturity and resilience to monitor and respond to fast evolving risks as a result of geopolitical, country, supply chain, fourth parties and Frontier AI considerations for our material services and key suppliers. The TSB acquisition is not expected to materially increase our supplier risk profile as integration will be based on a switch from TSB suppliers to existing Santander UK suppliers.
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Transformation and change
In H1-26, our primary focus was on ensuring TSB is integrated safely and sustainably, with minimal impacts to customers. We also continued to simplify, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model as part of our ongoing transformation. The impact on our risk profile underpins our strategic transformation and investment decisions.
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Economic crime risk

Overview
Economic crime risk consists of Financial Crime (FC) risk and Fraud risk. FC risk is the risk that we are used to further FC, including money laundering, terrorist financing, sanctions evasion, bribery and corruption, and the facilitation of tax evasion. Fraud risk is the risk associated with attempted or successful fraud being committed against Santander UK, a customer or a third party.
Economic crime risk management
In H1-26, there were no significant changes in the way we manage economic crime risk as described in the 2025 Annual Report, including as a result of the TSB acquisition.
Economic crime risk review
In this section, we give an update on key developments in economic crime risk in H1-26.

ECONOMIC CRIME RISK REVIEW
30 June 2026 compared to 31 December 2025
Financial Crime
We take our FC responsibilities extremely seriously. Protecting the communities we serve from the social and economic impacts of FC remains a top priority. The
FC landscape continues to be complex, with evolving regulatory and legal requirements, geopolitical factors and ever-changing criminal methods influencing the risks we face. In H1-26 we:
–Continued maturing our FC oversight capabilities and our FC Centre of Excellence operations, to further integrate FC risk management operations across the business.
–Maintained the Board and senior management's focus on the management of FC risk as one of our top priorities, including through the Executive Economic
Crime Committee.
–Updated our FC policies and standards to reflect the latest external requirements and best practice, and to align with the Banco Santander group policy requirements. We continue to support business areas with implementation guidance.
–Enhanced our screening systems and controls, improving control coverage and accelerating risk mitigation.
–Continued to enhance and digitise customer due diligence processes for new and existing customers.
–Shared best practice with the wider Banco Santander group to collaborate and explore opportunities to leverage platforms and technologies.
–Played a key role in a wide variety of industry association hosted forums, actively engaging with our peers on best practice, benchmarking and other efforts that boost our FC compliance programme.
–Continued to play an active role across the public-private partnerships, working closely with government, trade bodies and industry on issues that may impact our FC compliance capabilities. This included extensive work on ongoing HM Treasury consultations on the Money Laundering Regulations and AML
Supervisory Reform, and various Financial Action Task Force consultations.
–Took part in external engagements in relation to international anti-corruption and ongoing government initiatives including the upcoming Anti-Corruption
Strategy 2025 and the 2026 Countering Illicit Finance Summit, and operational initiatives focused on Santander UK's day-to-day anti-fraud prevention efforts.
–Continued engaging externally on critical strategic public sector documents, such as the ongoing implementation of the Economic Crime Plan 2 and Fraud
Strategy, and ongoing work on system prioritisation and an economic crime data strategy.
Fraud
Fraud risk losses remained a material driver of our operational risk losses, in line with the wider UK financial services industry. Social engineering techniques used by fraudsters are a significant threat to customers and are outside of our direct control. We focus on preventative measures in response to increasing fraud attacks and protecting customers from harm. In H1-26 we:
–Enhanced our preventative capabilities and our controls further, including new tools to identify fraud in our digital channels using behaviour biometrics.
–Continued to see that Debit and Credit Card Fraud and APP fraud remained our most significant fraud types, now dominated by social engineering.
–Maintained focus on customer education, with a key part of our strategy including presenting customers with tailored questions and warnings specific to their payment journey.
–Continued with our quarterly 'ScamTracker' for media and local government usage to highlight the scale and nature of fraud currently impacting the UK.
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Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately. These potential adverse consequences can lead to reputational damage, regulatory non-compliance, a deterioration in prudential position, or financial losses.
Model risk management
In H1-26, there were no significant changes in the way we manage model risk as described in the 2025 Annual Report, including as a result of the TSB acquisition.
Model risk review
In this section, we give an update on key developments in model risk in H1-26.

Following the acquisition of TSB, model risk management continues to operate under separate governance arrangements, with alignment activities planned during H2-26.
MODEL RISK REVIEW
30 June 2026 compared to 31 December 2025
We maintained a risk-based approach to management and control, including for TSB, focusing on model monitoring and independent reviews of our more material models, such as those for credit losses and those with defined regulatory standards.
We continued work to fully embed requirements introduced by PRA Supervisory Statement SS1/23 that increased focus on model risk management across the industry. During the period, we introduced an updated Model Risk Appetite framework, approved by the Board, to support oversight of model risk and provide a clearer view of the quality and risk profile of material models underpinning financial reporting. Reporting under the revised framework will commence in H2-26.
We continued to develop our regulatory models in line with supervisory expectations, focusing on capital adequacy to reflect the most recent and accurate data.
We also progressed development of new impairment models for the unsecured retail portfolio to further embed long standing adjustments to the ECL into models. The post-model adjustment framework continues to be embedded, including independent review where applicable, of adjustments made to ECL to mitigate against weaknesses and limitations. Following the acquisition of TSB, activities commenced during the period to support the future integration and alignment of models, post-model adjustments and model risk management requirements, with this expected to continue during H2-26.
As part of our ESG commitment and the overall industry focus, we continued to evolve our risk models that consider climate change risk factors with longer forecast horizons. We increased internal climate change risk expertise to reduce reliance on external providers to future proof capabilities for future regulation.
As the use of AI tools is increasing in the industry, we continued to develop a robust control environment to support these tools, focused on the model risk implications of AI use cases being introduced across the organisation.
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Compliance risk

Overview
We manage the compliance risk types in one framework. Compliance risk also includes data privacy and people risk.
Compliance risk management
In H1-26, there were no significant changes in the way we manage compliance risk as described in the 2025 Annual Report, including as a result of the
TSB acquisition.
Compliance risk review
In this section, we give an update on key developments in compliance risk in H1-26.

Following the TSB acquisition, we are aligning our Compliance Framework, policies and processes to support integration activities. We are conducting customer impact assessments throughout the integration to identify and address potential customer impacts and to help ensure good customer outcomes.
In addition, as part of the annual review of the Risk Framework in January 2026, People risk was reclassified as part of Operational risk and, going forward, will be reported in the Operational risk section.
COMPLIANCE RISK REVIEW
30 June 2026 compared to 31 December 2025
Our customers remained at the centre of our culture and purpose. We continued to ensure our risk tools and processes are customer focused and we monitor and regularly review customer experiences to ensure they are receiving good outcomes:
Conduct and Consumer Duty
We remain committed to delivering products and services that meet customer needs and our Consumer Duty obligations, with effective oversight of the value, service and outcomes our customers receive, including vulnerable customers. In H1-26, we enhanced our products and services across business and support areas to ensure we continue to deliver good outcomes. These include improving, simplifying and digitising customer journeys, and adjusting fees and charges to continue offering fair value to our customers.
Following the TSB Consumer Duty strategic review, there is now greater clarity on customer journeys and outcomes, supported by more focused management reporting, a more consistent approach to identifying potential and actual harm, and a clearer understanding of where further improvement is required.
Following publication of the FCA historical motor finance redress scheme and legal challenges raised in H1-26, we continue to prepare for a range of possible outcomes, with a focus on robust operational and governance frameworks to support customers. We remain actively engaged with the FCA on developments.
Customer and client protection
We continued to enhance our control environment through a proactive, customer-centric transformation strategy that aligns services with evolving customer needs and behaviours:
–We announced further changes as part of our Branch transformation programme, which reflect how customers bank with us. Through these changes, we continued to ensure customers receive the right support.
–We continued to invest in customer communication channels, including our branch network, Work Cafés and community bankers, digital chat and telephone banking services, alongside investment in our communications issuance platform.
–We continued to support regulators, government and consumers in maintaining the UK's free access to cash network, including through an extensive national shared banking hub network.
–We continued to proactively contact customers who may be at risk of experiencing early signs of financial stress, to try and help them avoid longer-term financial difficulty by referring them to internal and external sources of assistance, alongside ongoing customer engagement and support plans.
–We further enhanced our customer outcome monitoring and customer testing to strengthen our ability to identify and report any areas of potential harm, poor outcomes or customer experiences. We ensured that we make timely decisions and actions to address any potential harm.
Compliance standards
–We continued to maintain open and regular dialogue with regulators and continued to engage with policy makers to ensure the UK regulatory regime enabled us to better support our customers and deliver economic growth. In H1-26, topics we engaged with regulators on included ring-fencing, UK capital requirements, targeted support and reform of mortgage rules.
–We are committed to adhering to our regulatory requirements, including maintaining systems and controls. Where we identify instances of non-compliance, we take timely action to remediate.
Data privacy and protection
We remain committed to protecting the personal data we collect and use, while respecting individuals data protection rights. Our policies, processes and people comply with the applicable data protection laws and regulations, and we monitor both the regulatory landscape and our policies and processes to ensure they remain effective and aligned with evolving expectations. We continued to improve our risk profile and strengthen our control environment, governance and data protection practices. As we progress the integration of TSB, we will work to support a consistent approach to data privacy and protection across Santander UK.
People
People risk remains a focus, reflecting the scale and complexity of organisational transformation, including changes to our site and office attendance strategy, and the start of activity to integrate TSB into Santander UK. These changes increase the importance of maintaining colleague engagement, leadership capacity, critical skills, effective succession planning, and operational continuity. People risk will continue to be actively managed as transformation and integration activity progresses.
Accounting position
For more on our provisions, see Note 21 to the Condensed Consolidated Interim Financial Statements. For more on our contingent liabilities, see Note 24 to the
Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Income Statement (unaudited)
For the half year to

		30 June 2026	30 June 2025
	Notes	£m	£m
Interest and similar income		6,403	5,780
Interest expense and similar charges		(4,034)	(3,586)
Net interest income		2,369	2,194
Fee and commission income		401	363
Fee and commission expense		(219)	(219)
Net fee and commission income		182	144
Other operating income		31	13
Regulatory fees and levies[1]		(83)	(93)
Net operating income[1]		2,499	2,258
Operating expenses before credit impairment charges, restructuring and specific provisions[1]	3	(1,339)	(1,315)
Credit impairment charges	4	(277)	(105)
Restructuring and specific provisions[1]	21	(366)	(92)
Total credit impairment charges, restructuring and specific provisions	4	(643)	(197)
Profit before tax		517	746
Tax on profit	5	(143)	(195)
Profit after tax		374	551
1 Restated to reflect the change in accounting policy, as set out in Note 1.
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the half year to

		30 June 2026	30 June 2025
	Notes	£m	£m
Profit after tax		374	551
Other comprehensive (expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value		(26)	46
- Income statement transfers		40	(37)
- Taxation		(4)	(3)
0		10	6
Cash flow hedges:
- Effective portion of changes in fair value		(544)	(130)
- Income statement transfers		223	755
- Taxation		94	(175)
0		(227)	450
Cost of hedging:
- Cost of hedging gains		16	–
		16	–
Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently		(201)	456
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Remeasurements of the net defined benefit (asset)/liability	22	(42)	2
- Taxation		12	(1)
0		(30)	1
Own credit adjustment:
- Change in fair value		(3)	4
- Taxation		1	(1)
0		(2)	3
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently		(32)	4
Total other comprehensive (expense)/income net of tax		(233)	460
Total comprehensive income		141	1,011
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2026

		30 June 2026	31 December 2025
	Notes	£m	£m
Assets
Cash and balances at central banks		38,253	29,376
Derivative financial instruments	7	2,089	870
Other financial assets at fair value through profit or loss	8	53	64
Loans and advances to banks		1,290	1,048
Loans and advances to customers	9	240,406	202,609
Reverse repurchase agreements - non-trading	11	10,725	17,678
Other financial assets at amortised cost	12	5,738	3,987
Macro hedge of interest rate risk		(385)	(80)
Financial assets at fair value through other comprehensive income		5,561	5,216
Interests in other entities		311	293
Intangible assets	14	2,500	1,511
Property, plant and equipment	15	1,648	1,511
Current tax assets		477	355
Retirement benefit assets	22	560	524
Other assets		3,031	1,857
Assets held for sale		18	18
Total assets		312,275	266,837
Liabilities
Deposits by banks	16	7,865	6,628
Deposits by customers	17	224,589	187,300
Repurchase agreements - non-trading	18	6,394	9,029
Derivative financial instruments	7	1,012	687
Other financial liabilities at fair value through profit or loss	19	1,742	1,250
Debt securities in issue	20	47,255	41,388
Macro hedge of interest rate risk		18	60
Other liabilities		2,444	2,173
Provisions	21	950	683
Deferred tax liabilities		417	437
Retirement benefit obligations	22	21	22
Subordinated liabilities	23	2,552	2,032
Total liabilities		295,259	251,689
Equity
Share capital		4,705	3,105
Share premium		1,119	1,119
Other equity instruments	25	2,060	1,860
Other reserves		(15)	186
Retained earnings		9,147	8,878
Total equity		17,016	15,148
Total liabilities and equity		312,275	266,837
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 6 August 2026 and signed on its behalf by:

Mahesh Aditya	Angel Santodomingo
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 02294747
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Condensed Consolidated Cash Flow Statement (unaudited)
For the half year to

		30 June 2026	30 June 2025
	Notes	£m	£m
Cash flows from operating activities
Profit before tax		517	746

Adjustments for:
Non-cash items included in profit		926	440
Change in operating assets		4,573	(2,252)
Change in operating liabilities		(198)	(124)
Corporation taxes paid		(193)	(23)
Effects of exchange rate differences		(5)	(781)
Net cash flows from operating activities		5,620	(1,994)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(251)	(205)
Proceeds from sale of property, plant and equipment and intangible assets		95	96
Purchase of financial assets at amortised cost and financial assets at FVOCI		(296)	(1,430)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI		346	2,832
Net cash flow from acquisition of TSB Banking Group plc		(277)	–
Net cash flows from investing activities		(383)	1,293
Cash flows from financing activities
Issue of ordinary share capital		1,600	–
Issue of other equity instruments		410	500
Issue of debt securities and subordinated notes		6,235	6,859
Issuance costs of debt securities and subordinated notes		(15)	(14)
Repayment of debt securities and subordinated notes		(4,590)	(1,565)
Repurchase of other equity instruments		(210)	(500)
Dividends paid on preference shares and other equity instruments		(73)	(67)
Principal elements of lease payments		(9)	(12)
Net cash flows from financing activities		3,348	5,201
Change in cash and cash equivalents		8,585	4,500
Cash and cash equivalents at beginning of the year		28,738	29,181
Effects of exchange rate changes on cash and cash equivalents		1	(28)
Cash and cash equivalents at the end of the period		37,324	33,653

Cash and cash equivalents consist of:
Cash and balances at central banks		38,253	34,201
Less: restricted balances		(2,090)	(1,420)
		36,163	32,781
Other cash equivalents: Loans and advances to banks - non-trading		1,161	872
Cash and cash equivalents at the end of the period		37,324	33,653
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Statement of Changes in Equity (unaudited)
For the half year to

				Other reserves
	Share capital	Share premium	Other equity instruments	Capital contribution reserve	Fair value	Cash flow hedging	Cost of hedging	Currency translation	Retained earnings
										Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	3,105	1,119	1,860	–	(6)	212	(20)	–	8,878	15,148
Profit after tax	–	–	–	–	–	–	–	–	374	374
Other comprehensive income/(expense), net of tax:
- Fair value reserve (debt instruments)	–	–	–	–	10	–	–	–	–	10
- Cash flow hedges	–	–	–	–	–	(227)	–	–	–	(227)
- Cost of hedging	–	–	–	–	–	–	16	–	–	16
- Pension remeasurement	–	–	–	–	–	–	–	–	(30)	(30)
- Own credit adjustment	–	–	–	–	–	–	–	–	(2)	(2)
Total other comprehensive income/(expense)	–	–	–	–	10	(227)	16	–	(32)	(233)
Total comprehensive income/(expense)	–	–	–	–	10	(227)	16	–	342	141
Issue of ordinary shares	1,600	–	–	–	–	–	–	–	–	1,600
Issue of other equity instruments	–	–	410	–	–	–	–	–	–	410
Repurchase of other equity instruments	–	–	(210)	–	–	–	–	–	–	(210)
Dividends on preference shares and other equity instruments	–	–	–	–	–	–	–	–	(73)	(73)
At 30 June 2026	4,705	1,119	2,060	–	4	(15)	(4)	–	9,147	17,016

At 1 January 2025	3,105	5,620	1,860	–	(17)	(317)	–	1	3,521	13,773
Profit after tax	–	–	–	–	–	–	–	–	551	551
Other comprehensive income, net of tax:
- Fair value reserve (debt instruments)	–	–	–	–	6	–	–	–	–	6
- Cash flow hedges	–	–	–	–	–	450	–	–	–	450
- Pension remeasurement	–	–	–	–	–	–	–	–	1	1
- Own credit adjustment	–	–	–	–	–	–	–	–	3	3
Total other comprehensive income	–	–	–	–	6	450	–	–	4	460
Total comprehensive income	–	–	–	–	6	450	–	–	555	1,011
Issue of other equity instruments	–	–	500	–	–	–	–	–	–	500
Repurchase of other equity instruments	–	–	(500)	–	–	–	–	–	–	(500)
Dividends on preference shares and other equity instruments	–	–	–	–	–	–	–	–	(67)	(67)
At 30 June 2025	3,105	5,620	1,860	–	(11)	133	–	1	4,009	14,717
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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1. ACCOUNTING POLICIES
The financial information in these Condensed Consolidated Interim Financial Statements is unaudited and does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Santander UK plc is a public company, limited by shares and incorporated and registered in England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN. Statutory accounts for the year ended 31 December 2025 have been delivered to the Registrar of Companies.
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim Financial
Reporting' as adopted by the UK and IAS 34 ‘Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB), and the Disclosure
Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK plc (the Company)
and its subsidiaries (collectively Santander UK or the Santander UK group) for the year ended 31 December 2025 which were prepared in accordance with UK-
adopted International Accounting Standards (IAS). Those consolidated financial statements were also prepared in accordance with International Financial
Reporting Standards (IFRS) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, as there were no applicable differences from IFRS as issued by the IASB for the periods presented.
The same accounting policies and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the
Santander UK group’s 2025 Annual Report except for the voluntary change in accounting policy, the adoption of the amendments to IFRS 9 as noted in the following paragraphs and updates noted in this report, which have arisen as a result of the acquisition of TSB Banking Group and its subsidiaries (TSB) as set out in Note 29. TSB accounting policies have been aligned to the Santander UK accounting policies with no material impact on the income statement or to TSB opening balance sheet.
Change in accounting policy
In Q1-26, Santander UK voluntarily changed its accounting policy to reclassify certain costs previously included in the ‘Provisions for other liabilities and charges’
line in the Consolidated Income Statement. Regulatory levies and fees are now classified in ‘Non-interest income’, while operational risk and other related costs have been reclassified to ‘Operating expenses’. Restructuring costs and/or specific, more significant or one-off provisions have not been reclassified so as a result, ‘Provisions for other liabilities and charges’ has been renamed to ‘Restructuring and specific provisions’, and ‘Total operating income’ has been renamed as ‘Net operating income’. This change provides reliable and more relevant information to users of the financial statements as it aligns our presentation with our ultimate parent, Banco Santander.
The change in accounting policy had no effect on any other primary financial statements, income statement metrics (except the CIR), key indicators, liquidity ratios, or maturity and offsetting disclosures. Comparative periods have also been reclassified.

Condensed Consolidated Income Statement	As originally published	Change	Reclassified
	£m	£m	£m
Interest and similar income	5,780	–	5,780
Interest expense and similar charges	(3,586)	–	(3,586)
Net interest income	2,194	–	2,194
Fee and commission income	363	–	363
Fee and commission expense	(219)	–	(219)
Net fee and commission income	144	–	144
Other operating income	13	–	13
Regulatory fees and levies	–	(93)	(93)
Net operating income	2,351	(93)	2,258
Operating expenses before credit impairment charges, restructuring and specific provisions	(1,252)	(63)	(1,315)
Credit impairment charges	(105)	–	(105)
Restructuring and specific provisions	(248)	156	(92)
Total credit impairment charges, restructuring and specific provisions	(353)	156	(197)
Profit before tax	746	–	746
Tax on profit	(195)	–	(195)
Profit after tax	551	–	551
Presentation of information
Certain disclosures have been presented in the Risk review in the Half Yearly Financial Report 2026, rather than in the Notes to the Condensed Consolidated
Interim Financial Statements. These tables are as follows:
–Credit risk: Sensitivity of ECL allowance to economic scenarios and weights
–Credit risk: Movement in total exposures and the corresponding ECL in the Santander UK group level section
–Capital risk: Regulatory capital resources
–Market risk: NII sensitivity.
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Recent accounting developments
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7
‘Financial Instruments: Disclosures’)
The Santander UK group has applied the following:
–Effective 1 January 2026, Santander UK has adopted the Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ -
which sets out changes to settling financial liabilities using an electronic payment system, assessing contractual cash flow characteristics of financial assets including those with Environmental, Social and Governance-linked features and requiring additional disclosures for certain financial instruments. The amendments did not have a material impact on Santander UK's operations or financial statements.
Future accounting developments
The IASB issued the following new accounting standard which is not yet mandatory for reporting periods commencing 1 January 2026:
–Effective 1 January 2027: IFRS 18 ‘Presentation and Disclosure in Financial Statements’ – the new standard will replace IAS 1 ‘Presentation of Financial
Statements’ and introduces changes to the categories for classifying income and expenses and subtotals presented in the income statement and new or amended disclosures in respect of management-defined performance measures and specified expenses by nature. IFRS 18 was endorsed for use in the UK on 10 December 2025. The Santander UK group has chosen not to early adopt the new standard.
The Santander UK group is assessing the new accounting standard to determine its potential impacts on the financial statements when it becomes effective.
Going concern
In light of geopolitical and economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim
Financial Statements. In making their going concern assessment, the Directors considered a wide range of information that included Santander UK's long term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.
After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the
Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.
Critical judgements and accounting estimates
The preparation of Santander UK's Condensed Consolidated Financial Statements in accordance with IAS 34 requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Management has considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these Condensed
Consolidated Interim Financial Statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are as follows:
In relation to the acquisition of TSB on 30 April 2026, Santander UK plc made significant judgements in respect of valuation techniques, modelling assumptions and estimates of market inputs used to determine the fair value of identifiable assets acquired and liabilities assumed. The fair values calculated resulted in the recognition of £669m goodwill on acquisition. See Note 29 for further information on the valuation approaches applied.
a) Credit impairment allowance
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgemental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition.

Key judgements	–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
–Expected future cash flows for individually assessed Stage 3 corporate exposures
–Collateral valuations of individually assessed Stage 3 corporate exposures
For more on each of these key judgements and estimates, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk - credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.
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b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Note 21 are amounts in respect of management’s best estimates of liability relating to: a legal dispute regarding the historical use of discretionary commission arrangements by Santander Consumer (UK) plc and property and redundancy provisions relating to the transformation of our branch network. Note
24 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. It includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, legal disputes regarding allocation of responsibility for a specific Payment
Protection Insurance (PPI) portfolio of complaints, legal disputes relating to a portfolio of ex Northern Rock plc mortgage accounts, and the historical use of discretionary commission arrangements by Santander Consumer (UK) plc.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and customer remediation matters. As a result, on extremely rare occasions it is not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 21 and 24.
c) Retirement benefit plans

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 22.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 22.
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to confirm that the values obtained in respect of these assets represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill

Key judgement:	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for cash generating units
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 14.
Sensitivity of goodwill
There have been no significant changes to the PFS cash-generating unit (CGU) goodwill sensitivities set out in the ‘Sensitivities of key assumptions in calculating value in use (VIU)’ section in Note 19 to the Consolidated Financial Statements in the 2025 Annual Report, which did not include sensitivities relating to the TSB
CGU goodwill on the TSB acquisition as set out in Note 29.
e) Fair value measurement of acquired assets and liabilities

Key judgement:	–Determining the valuation methodologies for assets and liabilities acquired
Key estimates:	–Funding mix
–Funding spread
For more on each of these key judgements and estimates, see Note 29.
Sensitivity of the fair value measurement of acquired assets and liabilities
For detailed disclosures, see 'Sensitivity of fair value measurement of acquired assets and liabilities in Note 29.
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2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies. Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK. With effect from 30 April 2026, we acquired TSB as described in Note
29, which now forms part of our Retail & Business Banking segment.
In H2-25, management updated its internal transfer pricing arrangements. The segmental results for H1-25 have been updated to reflect those changes.
Results by segment
For the half year to

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2026	£m	£m	£m	£m	£m
Net interest income	1,897	67	335	70	2,369
Non-interest income/(expense)	52	80	34	(36)	130
Net operating income	1,949	147	369	34	2,499
Operating expenses before credit impairment charges, restructuring and specific provisions	(1,081)	(78)	(177)	(3)	(1,339)
Credit impairment (charges)	(232)	(15)	(30)	–	(277)
Restructuring and specific provisions	(74)	(214)	(16)	(62)	(366)
Total credit impairment charges, restructuring and specific provisions	(306)	(229)	(46)	(62)	(643)
Profit/(loss) before tax	562	(160)	146	(31)	517

Revenue/(expense) from external customers	2,201	373	281	(356)	2,499
Inter-segment (expense)/revenue	(252)	(226)	88	390	–
Net operating income	1,949	147	369	34	2,499

Customer loans	210,825	4,988	19,492	–	235,305
Customer deposits	192,567	–	24,848	3,332	220,747

30 June 2025	£m	£m	£m	£m	£m
Net interest income	1,757	61	330	46	2,194
Non-interest income/(expense)	16	97	26	(75)	64
Net operating income/(expense)	1,773	158	356	(29)	2,258
Operating expenses before credit impairment charges, restructuring and specific provisions	(1,061)	(84)	(196)	26	(1,315)
Credit impairment (charges)	(78)	(10)	(17)	–	(105)
Restructuring and specific provisions	(67)	(9)	(17)	1	(92)
Total credit impairment charges, restructuring and specific provisions	(145)	(19)	(34)	1	(197)
Profit/(loss) before tax	567	55	126	(2)	746

Revenue/(expense) from external customers	2,023	387	295	(447)	2,258
Inter-segment (expense)/revenue	(250)	(229)	61	418	–
Net operating income/(expense)	1,773	158	356	(29)	2,258

At 31 December 2025
Customer loans	173,462	4,979	18,927	(1)	197,367
Customer deposits	155,652	–	24,414	3,536	183,602
The table below shows the relationship between Customer assets and Loans and advances to customers as presented in the Condensed Consolidated Balance
Sheet. Customer balances exclude joint ventures, as they carry low credit risk and therefore have an immaterial ECL, Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Condensed Consolidated Balance Sheet.

	Net carrying amount
	Assets		Liabilities
	30 June 2026	31 December 2025	30 June 2026	31 December 2025
	£m	£m	£m	£m
Customer balances (gross)	235,305	197,367	220,747	183,602
Loan loss allowance	(802)	(729)	–	–
Customer balances (net)	234,503	196,638	220,747	183,602
Intercompany balances (including joint ventures)	5,176	5,054	2,750	3,145
Accrued interest	825	725	1,011	928
Other items	(98)	192	81	(375)
Loans and advances to customers / Deposits by customers	240,406	202,609	224,589	187,300
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3. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
RESTRUCTURING AND SPECIFIC PROVISIONS
For the half year to

	30 June 2026	30 June 2025
	£m	£m
Staff costs	590	596
Operational losses (See Note 21)	48	42
Other administration expenses	533	503
Depreciation, amortisation and impairment	168	174
	1,339	1,315
In H1-26 Operating expenses were broadly flat as the inclusion of TSB's costs was offset by a reduction of £94m due to ongoing simplification and automation.
Following the acquisition of TSB, Santander UK will continue to deliver historical awards under TSB share plans to TSB employees with the share-based component of those awards being converted from Banco de Sabadell SA to Banco Santander SA shares.
4. CREDIT IMPAIRMENT CHARGES
For the half year to

	30 June 2026	30 June 2025
	£m	£m
Loans and advances to customers	268	102
Recoveries of loans and advances, net of collection costs	6	10
Off-balance sheet credit exposures (See Note 21)	3	(7)
0	277	105
In H1-26 and H1-25 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.
In H1-26 Credit impairment charges increased mainly due to the acquisition of TSB, including a day 1 charge of £62m where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting recent events in the global economy.
5. TAXATION
The Santander UK group’s effective tax rate for H1-26 was 27.7% (H1-25: 26.1%). Tax on profit differs from that calculated at the statutory rate as follows:
For the half year to

	30 June 2026	30 June 2025
	£m	£m
Profit before tax	517	746
Tax calculated at the statutory rate of 25% (H1-25: 25%)	129	187
Bank surcharge on profits	17	23
Non-deductible preference dividends paid	3	4
Non-deductible UK Bank Levy	5	6
Other non-deductible costs and non-taxable income	2	5
Tax relief on dividends in respect of other equity instruments	(13)	(20)
Adjustment to prior year provisions	–	(10)
Tax on profit	143	195
Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year.
6. DIVIDENDS ON ORDINARY SHARES
An interim dividend of £nil was declared on the Company’s ordinary shares in issue (H1-25: £nil). There were no dividends paid.
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7. DERIVATIVE FINANCIAL INSTRUMENTS
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	30 June 2026			31 December 2025
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	11,651	78	69	9,341	85	118
Interest rate contracts	77,601	571	763	25,372	198	336
Inflation rate contracts	85	6	16	171	16	30
Equity and credit contracts	534	87	21	568	94	21
Total derivatives held for trading	89,871	742	869	35,452	393	505
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	6,093	73	39	4,099	86	16
Interest rate contracts	185,842	1,567	275	169,084	564	479
Inflation rate contracts	1,850	12	3	1,850	69	–
0	193,785	1,652	317	175,033	719	495
Designated as cash flow hedges:
Exchange rate contracts	19,220	350	271	18,343	500	378
Interest rate contracts	38,672	202	412	37,508	316	367
1	57,892	552	683	55,851	816	745
Total derivatives held for hedging	251,677	2,204	1,000	230,884	1,535	1,240
Derivative netting[1]	–	(857)	(857)	–	(1,058)	(1,058)
Total derivatives	341,548	2,089	1,012	266,336	870	687
1 Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£1,148m (2025: £827m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £36m (2025: £23m).
8. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2026	31 December 2025
	£m	£m
Loans and advances to customers:	31	40
Other debt instruments	22	24
	53	64
9. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2026	31 December 2025
	£m	£m
Loans and advances to customers	241,247	203,365
Credit impairment loss allowances on loans and advances to customers	(802)	(729)
Residual value and voluntary termination provisions on finance leases	(39)	(27)
Net loans and advances to customers	240,406	202,609
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.
Loans and advances to customers increased mainly due to the acquisition of TSB, as set out in Note 29.
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10. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes securitisations and structured entities relating to credit protection transactions.
In H1-26, there were no significant changes to the securitisations and covered bond programmes as set out in the Consolidated Financial Statements in the 2025
Annual Report except that, as a result of the acquisition of TSB, as set out in Note 29, the Duncan mortgage-backed securitisation structure and £10bn Global
Covered Bond Programme were acquired, as follows.
Other mortgage-backed securitisations - Duncan
Loans and advances to customers include loans securitised under securitisation programmes which have been sold to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by Santander UK, the structured entities are consolidated fully and all of these loans are retained on the balance sheet, with the related notes in issue included within debt securities in issue.
The programmes feature revolving structures where principal receipts received from the mortgages are used to replenish the portfolio of mortgages held by the structured entities, subject to certain eligibility criteria. The programmes include certain triggers that could result in the notes being repayable on demand, including a default by the issuer in the payment of any amounts due in respect of the issued notes.
Covered bonds - £10bn Global Covered Bond Programme
Loans and advances to customers have been assigned to a limited liability partnership to provide security for the issuance of covered bonds. TSB Bank plc, and hence the Santander UK group, retains the risks and rewards associated with these loans and the loans continue to be recognised on the balance sheet. The related covered bonds in issue are included within debt securities in issue. Deposits are available for the repayment of the term advances related to covered bonds and other legal obligations.
The gross assets securitised, or for the covered bond programme assigned, at 30 June 2026 and 31 December 2025 were:

	30 June 2026	31 December 2025
	£m	£m
Mortgage-backed master trust structures:
– Holmes	8,826	7,090
– Fosse	2,163	1,845
Other mortgage-backed securitisation structures:
– Duncan	1,701	–
Other asset-backed securitisation structures:
– Repton	764	760
Total securitisation programmes	13,454	9,695
Covered bond programme:
–€35bn Global Covered Bond Programme	28,335	27,428
–£10bn Global Covered Bond Programme	6,026	–
Total securitisation and covered bond programmes	47,815	37,123
The following table sets out the internal and external issuances and redemptions in H1-26 and H1-25 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H1-26	H1-25	H1-26	H1-25	H1-26	H1-25	H1-26	H1-25
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	144	86	1,250	750	10	–	86	–
Covered bond programme:
–€35bn Global Covered Bond Programme	–	–	4,212	2,687	–	–	3,546	894
	144	86	5,462	3,437	10	–	3,632	894
In January 2025, £200m of the Fosse retained notes were sold to an external counterparty.
Prior to its acquisition, TSB held bonds issued as part of the Santander UK €35bn Global Covered Bond Programme. As a result of the acquisition, this holding has moved from external to internal.
11. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

	30 June 2026	31 December 2025
	£m	£m
Agreements with banks	1,481	3,973
Agreements with customers	9,244	13,705
0	10,725	17,678
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12. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2026	31 December 2025
	£m	£m
Debt securities	5,738	3,987
	5,738	3,987
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds.
Debt securities increased mainly due to the acquisition of TSB, as set out in Note 29.
13. INTERESTS IN OTHER ENTITIES
On 30 April 2026, Santander UK plc acquired 100% of the ordinary share capital of TSB Banking Group plc ('TSB HoldCo'). The acquisition included TSB
HoldCo's subsidiary undertakings, TSB Bank plc and TSB Covered Bonds (LM) Ltd (20% ownership). There are also two further consolidated subsidiary undertakings, TSB Covered Bonds (Holdings) Ltd and TSB Banking Group plc Employee Share Trust, in which TSB HoldCo does not directly hold any share capital. However, these entities are consolidated within the Santander UK group because the nature of the relationship indicates control. Following the change of control, TSB HoldCo was re-registered as a private limited company on 19 May 2026 and renamed TSB Banking Group Limited. There have been no other significant changes to the Santander UK group's interests in subsidiaries, joint ventures and unconsolidated structured entities, as set out in Note 18 to the
Consolidated Financial Statements in the 2025 Annual Report. All companies operate principally in their country of incorporation or registration.
The four TSB securitisation structured entities are fully consolidated. The loans are retained on Santander UK's balance sheet, with the related notes in issue included within debt securities in issue. For further details, see Note 10.
14. INTANGIBLE ASSETS
At 30 June 2026, intangible assets comprised goodwill of £1,868m (2025: £1,199m), brand names of £29m (2025: £nil), Core deposit intangibles (CDI) of £294m,
(2025: £nil), Purchased Credit Card Receivables (PCCR) of £16m (2025: £nil), and computer software of £293m (2025: £312m). In H1-26, goodwill, brand names, CDI, and PCCR were recognised as a result of the acquisition of TSB, as described in Note 29.
At 30 June 2026, a review was performed to identify any potential impairment indicators for goodwill, excluding the balance recognised on the acquisition of TSB.
No indicators of impairment were identified and so a full impairment test was not performed for H1-26.
There have been no significant changes to the sensitivity of value in use (VIU) to changes in assumptions, including changes required to achieve nil headroom, as set out in Note 19 to the Consolidated Financial Statements in the 2025 Annual Report which did not include sensitivities relating to the TSB intangible assets acquired as set out in Note 29.
15. PROPERTY, PLANT AND EQUIPMENT

	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total[1]
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2026	908	919	6	704	277	2,814
Acquisition of business	67	17	–	–	61	145
Additions	3	30	–	140	11	184
Disposals	(24)	(27)	–	(123)	(12)	(186)
At 30 June 2026	954	939	6	721	337	2,957
Accumulated depreciation and impairment:
At 1 January 2026	251	707	6	131	208	1,303
Charge for the period	14	28	–	33	8	83
Impairment during the period	8	2	–	4	–	14
Disposals	(20)	(27)	–	(43)	(1)	(91)
At 30 June 2026	253	710	6	125	215	1,309
Carrying amount	701	229	–	596	122	1,648
1 Property, plant and equipment includes investment properties of £16m (2025: £16m).
See Note 21 for further details on the property provision made as part of transforming our branch network.
Property, plant and equipment increased mainly due to the acquisition of TSB, as set out in Note 29.
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16. DEPOSITS BY BANKS

	30 June 2026	31 December 2025
	£m	£m
Items in the course of transmission[1]	625	572
Deposits held as collateral	309	442
Other deposits[2]	6,929	5,613
Amounts due to other Santander UK Group Holdings plc subsidiaries	2	1
	7,865	6,628
1 Includes £500m (2025: £503m) of balances relating to settlement activities.
2 Includes balance drawn from the TFSME of £4.5bn (2025: £3.9bn).
17. DEPOSITS BY CUSTOMERS

	30 June 2026	31 December 2025
	£m	£m
Demand and time deposits[1]	221,839	184,155
Amounts due to other Santander UK Group Holdings plc subsidiaries	186	182
Amounts due to Santander UK Group Holdings plc[2]	843	1,373
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,721	1,590
0	224,589	187,300
1 Includes capital amount guaranteed / protected equity index-linked deposits of £69m (2025: £87m).
2 Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.
Deposits by customers increased mainly due to the acquisition of TSB, as set out in Note 29.
18. REPURCHASE AGREEMENTS – NON-TRADING

	30 June 2026	31 December 2025
	£m	£m
Agreements with banks	2,250	3,557
Agreements with customers	4,144	5,472
0	6,394	9,029
19. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2026	31 December 2025
	£m	£m
Structured Notes Programmes	334	331
Structured deposits	1,323	824
Zero Amortising Guaranteed Notes	85	95
0	1,742	1,250
20. DEBT SECURITIES IN ISSUE

	30 June 2026	31 December 2025
	£m	£m
Medium-term notes	2,220	2,290
Downstreamed from Santander UK Group Holdings plc to Santander UK plc	10,498	9,606
Euro €35bn Global Covered Bond Programme	18,073	19,201
£10bn Global Covered Bond Programme	3,713	–
US $20bn Commercial Paper Programmes	2,264	2,411
Certificates of deposit	2,511	1,607
Credit linked notes	705	635
Securitisation programmes	7,271	5,638
	47,255	41,388
Debt securities in issue increased mainly due to the acquisition of TSB, as set out in Note 29.
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21. PROVISIONS

	Customer remediation - Motor	Restructuring	Property	Other - restructuri ng and specific provisions	ECL on undrawn facilities and guarantees	Regulatory levies and fees	Bank Levy	Litigation and other regulatory	Customer remediation - other	Other - fraud and operational losses	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	461	21	31	10	83	6	19	38	7	7	683
Additional provisions	179	95	9	85	6	83	–	–	–	48	505
Provisions released	–	–	–	(2)	(3)	–	–	–	–	–	(5)
Utilisation and other	(17)	(44)	(5)	(92)	–	(18)	(59)	(6)	(1)	(50)	(292)
Reclassification from provisions to other assets	–	–	–	–	–	–	59	–	–	–	59
At 30 June 2026	623	72	35	1	86	71	19	32	6	5	950
Income statement line	Restructuring and specific provisions				Credit impairment charges	Regulatory fees and levies		Operating expenses
The last row in the table above shows where the additional provisions and provisions released appear in the income statement.
Restructuring and specific provisions
Motor finance broker commissions
Following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK)
plc (SCUK) received several county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the
2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause was in place until 31 May 2026. A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. These proceedings have been stayed until the end of December 2026.
On 1 August 2025, the Supreme Court in Hopcraft, Wrench and Johnson overturned the Court of Appeal decision that motor dealers acting as credit brokers owed fiduciary or disinterested duties to their customers. The Supreme Court found that commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which include several changes to the proposals in the Consultation, Santander UK decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers. Santander UK updated its scenarios and assumptions including operational and legal costs. This resulted in a total provision of £633m at 31 March 2026. After utilisation of costs incurred to date, a provision of £623m remained at 30 June 2026.
Applications have been made by certain lenders and a consumer group to challenge aspects of the scheme before the Upper Tribunal. On 1 July 2026, the
Tribunal made orders providing for the management of those proceedings and partially suspending certain elements of the scheme including making compensation payments pending determination of the challenges. The substantive hearing is expected to take place by Q1 2027. As a result, the legal and regulatory outcomes, and the nature, extent and timing of any remediation action remain uncertain. Santander UK has not incorporated the potential impact of the legal challenges into its provision estimate as the impact is not considered material based on current estimates. The ultimate financial impact could differ due to factors such as customer response rates and average cost of redress. Santander UK will continue to keep the provision under review as further developments emerge.
Transforming our Branch Network
The 95 branch closures announced in Q1-25 have now completed following the closure of the final 14 branches in March 2026.
In Q1-26 we announced further changes to our branch network to enable the bank to better serve the changing needs of its customers. Started in April 2026, the changes involve the closure of 44 branches, with new Community Bankers providing local communities with ongoing face-to-face support in these locations. Our refreshed network will consist of 305 branches including 244 full-service branches, 19 counter-free branches, 36 reduced-hour branches, and 6 Work Cafés, alongside 111 Santander Locals. As part of these changes, approximately 287 of our colleagues were placed at risk of redundancy, with support provided to those impacted, including assistance in finding redeployment roles within the bank, access to specialist outplacement support, and dedicated wellbeing support.
As a result, we have taken £30m in charges in Q1-26, including £10m in redundancy provisions and £9m in property provisions which are included in the table shown above. The remaining £11m relates to impairment of property, see Note 15.
Regulatory levies and fees
Regulatory levies and fees are payable to regulatory bodies such as the FCA, PRA and Bank of England in the ordinary course of business. In H1-26 there were charges of £83m (H1-25: £93m) including £40m (H1-25: £39m) relating to the Bank of England levy.
Other - fraud and operational losses
In H1-26, Other - fraud and operational losses provisions included charges for operational risk provisions of £48m (H1-25: £42m), including fraud losses of £33m
(H1-25: £25m).
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22. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2026	31 December 2025
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	560	524
Unfunded pension and post-retirement medical benefits	(21)	(22)
Total net assets	539	502
a) Defined contribution pension plans
An expense of £41m (H1-25: £39m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses.
b) Defined benefit pension schemes
A credit to the income statement of £10m (H1-25: £4m) was recognised for defined benefit plans in the period.
The amounts recognised in other comprehensive income were as follows:
For the half year to

	30 June 2026	30 June 2025
	£m	£m
(Loss) on plan assets (excluding amounts included in net interest expense)	(202)	(258)
Actuarial gains arising from changes in demographic assumptions	–	52
Actuarial (losses) arising from experience adjustments	(63)	(69)
Actuarial gains arising from changes in financial assumptions	223	277
Pension remeasurement	(42)	2
During the period, a buy-in transaction covering the majority of deferred and pensioner members in one of the seven sections of the main defined benefit scheme was completed. The transaction insured benefits representing approximately 20% of the total defined benefit obligation. The qualifying insurance policy is included within plan assets. As the premium paid exceeded the present value of the defined benefit obligation covered, a loss on plan assets is included in the loss shown above.
The net assets recognised in the balance sheet were as follows:

	30 June 2026	31 December 2025
	£m	£m
Present value of defined benefit obligations	(6,974)	(7,127)
Fair value of scheme assets	7,513	7,629
Net defined benefit assets	539	502
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	30 June 2026	31 December 2025
	%	%
To determine benefit obligations[1]:
- Discount rate for scheme liabilities	5.9	5.6
- General price inflation	3.0	2.9
- General salary increase	1.0	1.0
- Expected rate of pension increase	2.8	2.8

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	27.3	27.2
- Females	29.2	29.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	28.8	28.7
- Females	30.7	30.6
1 The discount rate and inflation-related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in H1-26 was due to the increase in the discount rate, partially offset by an increase in the inflation assumption arising from changes in market conditions as well as adverse inflation experience.
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Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
		30 June 2026	31 December 2025
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(360)	(377)
General price inflation	50bps increase	290	305
Mortality	Each additional year of longevity assumed	185	195
23. SUBORDINATED LIABILITIES

	30 June 2026	31 December 2025
	£m	£m
£325m Sterling preference shares	343	343
Undated subordinated liabilities	204	205
Dated subordinated liabilities	2,005	1,484
0	2,552	2,032
In H1-26, no debt securities and subordinated liabilities were repurchased, (H1-25: £3m loss).
Dated Subordinated liabilities increased mainly due to the acquisition of TSB, as set out in Note 29.
24. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2026	31 December 2025
	£m	£m
Guarantees given to third parties	940	716
Formal standby facilities, credit lines and other commitments	40,857	38,105
	41,797	38,821
Other legal, regulatory or tax matters
Santander UK engages in discussion, and co-operates with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints, threatened and issued legal proceedings (including a number of issued omnibus proceedings relating to PPI) brought by or on behalf of current or former employees, customers, investors or other third parties. In addition, Santander UK is subject to audits, reviews, challenges and tax, regulatory or law enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.
To the extent that Santander UK incurs certain losses as a result of specific compliance issues, Santander UK has the benefit of certain warranties and indemnities given by Banco de Sabadell, S.A. in the sale and purchase agreement relating to the acquisition of TSB Banking Group plc. Any claims by Santander
UK under that agreement are subject to the contractual limitations of liability as set out therein.
Motor finance broker commissions
As set out in Note 21, in Q1-26, Santander UK updated its provision for historical motor finance commission payments. There continue to be uncertainties as to any future legal or regulatory development and the extent of remediation action. As such, the ultimate financial impact could differ from the amount provided.
Based on Management's range of scenarios, the unweighted provision for the upper range estimate would result in an increase in provision from £623m to
£684m.
German dividend tax arbitrage transactions
In June 2018, the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of
Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During H1-26 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial liabilities. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability. Any potential losses, claims or expenses suffered or incurred by Santander
Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between
Santander UK plc, Santander Financial Services plc and Banco Santander SA.
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Payment Protection Insurance claim
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited
(formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc);
and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim.
In October 2025, the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal). In January 2026, AXA France obtained permission to cross-
appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 against Santander Cards UK
Limited. If the Santander Entities and AXA are both successful in their respective appeals, subject to any further appeal and defences which may be available to the Santander Entities, the Court of Appeal may find that Santander Cards UK Limited has a liability in contribution to AXA France for an amount to be determined by the Court.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. In addition to the significant uncertainties outlined above as to whether any exposure for Santander Cards UK Limited will arise, it is noted that any such exposure would represent a reallocation of the costs already paid and recognised by other entities within the Banco Santander SA Group.
The significant uncertainties make it difficult to predict the timing or the significance of the possible impact for the Santander UK group. With that context (and subject to the foregoing), the Santander UK group notes that its maximum potential exposure is approximately £528m. The Santander Appeal and AXA France’s cross appeal were heard in July 2026 with a decision expected in H2 2026.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
Whistletree
Following the acquisition of TSB Bank plc (TSB), Santander UK is closely monitoring complaints and threatened or actual legal proceedings relating to TSB. In
2015, TSB purchased a portfolio of ex Northern Rock plc residential mortgage accounts (and, in certain cases, linked unsecured loans) from Cerberus Capital
Management group (the Whistletree portfolio). In 2022, group litigation proceedings were issued against TSB by certain customers (Claimants) who hold (or held) a mortgage within the Whistletree portfolio alleging, in particular, that: (a) the manner in which TSB applied a standard variable rate was in breach of the express and / or implied terms of the Whistletree mortgage contracts; and (b) in relation to certain Whistletree accounts, TSB’s relationship with the Claimants was unfair when assessed in line with s140A Consumer Credit Act 1974 (CCA).
In January 2026, the Court of Appeal handed down a judgment which (a) confirmed that TSB had not breached the express terms of the Whistletree mortgage contracts; and (b) limited TSB’s potential exposure relating to alleged s140A CCA unfairness. The Claimants have not pursued an appeal to the Supreme Court and TSB will continue to vigorously defend the residual proceedings. It is not practicable to reliably estimate the potential exposure arising in connection with the residual proceedings at this point in time. Any potential financial exposure is not expected to have a material adverse impact on Santander UK's financial position.
Off-balance sheet transactions
In 2025 Consumer Finance entered into a wholesale funding agreement with an existing manufacturer partner. Under the terms of the agreement, funding is deferred and no interest is charged during the deferral period. Consequently, no financial asset has been recognised in the balance sheet at 30 June 2026.
Other
In 2016, Visa Europe Ltd was sold to Visa Inc. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. The convertible preferred stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank.
Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs).
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued on closing has been reduced to nil. Santander UK's liability under this indemnity is capped at €40m.
At this stage, our assessment is that the litigation will not give rise to more than €1bn of losses relating to UK&I MIFs, which would mean that the indemnity would not be called upon. However, the potential impact of the litigation is still not certain, and therefore it is still possible that the indemnity could be called upon.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK plc (and/or, where relevant, its subsidiaries) has given warranties and/or indemnities to the purchasers.
25. OTHER EQUITY INSTRUMENTS

	Interest rate	Next call date	30 June 2026	31 December 2025
	%		£m	£m
AT1 securities:
- £210m Perpetual Capital Securities	4.25	March 2026	–	210
- £750m Perpetual Capital Securities	6.50	June 2027	750	750
- £400m Perpetual Capital Securities	8.75	Sept 2029	400	400
- £500m Fixed Rate Reset Perpetual Capital Securities	7.63	Sept 2030	500	500
- £410m Perpetual Capital Securities	6.75	Sept 2031	410	–
			2,060	1,860
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26. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL
ACCEPTED AS SECURITY FOR ASSETS
Securitisations and covered bonds
Santander UK plc and certain of its subsidiaries, including TSB, issue securitisations and covered bonds through or involving structured entities. At 30 June 2026, there were £47,815m (2025: £37,123m) of gross assets in these secured programmes and £3,708m (2025: £657m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future. The acquisition of TSB increased the gross assets in these secured programmes by £7,727m and the amount of internally retained issuances available for use as collateral for liquidity purposes in the future by £1,492m.
At 30 June 2026, £6,563m (2025: £2,975m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £2,293m at 30 June 2026 (2025: £1,500m), or for use as
collateral for liquidity purposes in the future.
27. RELATED PARTY DISCLOSURES
There have been no material changes to the nature of related party transactions as set out in Note 37 to the Consolidated Financial Statements in the 2025
Annual Report, including as a result of the TSB acquisition. The financial position and performance of the Santander UK group were not materially affected in
H1-26 by any related party transactions, or changes to related party transactions, other than as disclosed herein.
28. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2025 Annual Report. Valuation techniques, sensitivity methodologies and inputs at 30 June 2026 are consistent with those described in Note 38 to the Consolidated Financial Statements in the 2025 Annual Report. The valuation techniques for TSB are consistent with Santander
UK, except for the purchase price allocation as a result of the TSB acquisition as set out in Note 29.
b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2026 and 31 December 2025. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

	30 June 2026		31 December 2025
	Fair	Carrying	Fair	Carrying
	value	value	value	value
	£m	£m	£m	£m
Assets
Loans and advances to customers	239,975	240,406	203,426	202,609
Loans and advances to banks	1,290	1,290	1,048	1,048
Reverse repurchase agreements - non-trading	10,728	10,725	17,696	17,678
Other financial assets at amortised cost	5,524	5,738	3,747	3,987
	257,517	258,159	225,917	225,322
Liabilities
Deposits by customers	225,213	224,589	187,966	187,300
Deposits by banks	7,865	7,865	6,630	6,628
Repurchase agreements - non-trading	6,394	6,394	9,039	9,029
Debt securities in issue	47,795	47,255	41,913	41,388
Subordinated liabilities	2,946	2,552	2,413	2,032
	290,213	288,655	247,961	246,377
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c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2026 and 31 December 2025, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2026				31 December 2025
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	–	501	–	501	–	671	–	671	A
	Interest rate contracts	–	2,340	–	2,340	–	1,078	–	1,078	A & C
	Inflation rate contracts	–	18	–	18	–	85	–	85	A
	Equity and credit contracts	–	59	28	87	–	64	30	94	B & D
	Netting	–	(857)	–	(857)	–	(1,058)	–	(1,058)
		–	2,061	28	2,089	–	840	30	870
Other financial assets at FVTPL	Loans and advances to customers	–	–	31	31	–	–	40	40	A
	Debt securities and other debt instruments	–	–	22	22	–	–	24	24	A, B & D
		–	–	53	53	–	–	64	64
Financial assets at FVOCI	Debt securities	5,317	244	–	5,561	5,017	199	–	5,216	D
		5,317	244	–	5,561	5,017	199	–	5,216
Total assets at fair value		5,317	2,305	81	7,703	5,017	1,039	94	6,150

Liabilities
Derivative financial instruments	Exchange rate contracts	–	379	–	379	–	512	–	512	A
	Interest rate contracts	–	1,450	–	1,450	–	1,182	–	1,182	A & C
	Inflation rate contracts	–	19	–	19	–	30	–	30	A
	Equity and credit contracts	–	9	12	21	–	8	13	21	B & D
	Netting	–	(857)	–	(857)	–	(1,058)	–	(1,058)
		–	1,000	12	1,012	–	674	13	687
Other financial liabilities at FVTPL	Debt securities in issue	–	334	–	334	–	331	–	331	A
	Structured deposits	–	1,323	–	1,323	–	824	–	824	A
	Zero Amortising Guaranteed Notes	–	85	–	85	–	95	–	95	D
		–	1,742	–	1,742	–	1,250	–	1,250
Total liabilities at fair value		–	2,742	12	2,754	–	1,924	13	1,937
Transfers between levels 1 and 2 of the fair value hierarchy
In H1-26 there were no significant (H1-25: no significant) transfers of financial instruments between levels 1 and 2 of the fair value hierarchy.
d) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

	30 June 2026	31 December 2025
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	8	9
- Uncertainty	3	4
- Credit risk adjustment	1	1
- Funding fair value adjustment	–	1
	12	15
Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. There have been no significant changes to the risk-related adjustments as set out in Note 38(f) to the Consolidated Financial Statements in
the 2025 Annual Report.
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e) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 38(g) to the Consolidated Financial Statements in the 2025 Annual Report.
Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H1-26:

	Assets			Liabilities
	Derivatives	Other financial assets at FVTPL	Total	Derivatives	Total
	£m	£m	£m	£m	£m
At 1 January 2026	30	64	94	(13)	(13)
Total gains/(losses) recognised:
Fair value movements[1]	–	–	–	1	1
Settlements	(2)	(11)	(13)	–	–
At 30 June 2026	28	53	81	(12)	(12)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period[1]	–	–	–	1	1
1 Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.
29. ACQUISITION OF TSB
On 30 April 2026, Santander UK plc acquired 100% of the issued ordinary share capital of TSB Banking Group plc from Banco de Sabadell SA (Sabadell). TSB
Banking Group plc and its subsidiaries (TSB) undertake banking and other financial services related activities in the UK. The consideration paid by Santander UK plc to Sabadell at completion for the entire issued ordinary share capital of TSB Banking Group plc was £2.65bn, plus Sabadell's estimate of the difference in
TSB's tangible net asset value between 1 April 2025 and 30 April 2026 (TNAV Variation) of approximately £213m. The consideration paid at completion will be adjusted upwards or downwards once the final TNAV Variation has been determined after completion. Any adjustment will be paid as soon as possible after the final determination has been made. The transaction has been financed from Santander UK plc's existing cash resources and from funding provided by its ultimate parent, Banco Santander SA.
In addition, consideration of £255m was paid by Santander UK plc to acquire the AT1 securities and a further £962m was paid to acquire the following securities:
£300m of Fixed-to-floating rate callable subordinated Tier 2 capital notes and £650m of Senior unsecured debt securities.
The acquisition makes Santander UK the third-largest bank by personal current accounts and fourth-largest mortgage lender. It strengthened Santander UK’s market position and critical mass. By integrating technology across Santander UK and TSB, we expect to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model.
It is intended to integrate the business of TSB Bank plc into Santander UK plc through a banking business transfer scheme under Part VII of the Financial
Services and Markets Act 2000 in the first half of 2027. This integration is conditional on court sanction and regulatory non-objection.
Santander UK accounted for the acquisition of TSB as a business combination using the acquisition method under IFRS 3. At the date of acquisition, Santander
UK recognised the provisional fair value of all the identifiable assets and liabilities of TSB, including those not currently on TSB's balance sheet. For assets and liabilities held at amortised cost, suitable valuation techniques were used to estimate their fair values. Due to the timing of the acquisition, within 12 months of completion of the acquisition small changes in these fair values are possible.
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The table below sets out the fair values of the identifiable assets and liabilities acquired.

	Book value at 30 April 2026	FV Adjustments	Fair Value at 30 April 2026
	£m	£m	£m
Assets
Cash and balances at central banks	4,553	–	4,553
Derivative financial instruments	1,593	–	1,593
Loans and advances to banks	193	–	193
Loans and advances to customers	36,140	(157)	35,983
Other financial assets at amortised cost	1,867	(46)	1,821
Macro hedge of interest rate risk	(116)	116	–
Financial assets at fair value through other comprehensive income	447	–	447
Intangible assets	123	246	369
Property, plant and equipment	198	(53)	145
Deferred tax assets	18	(18)	–
Other assets	121	–	121
Total assets	45,137	88	45,225
Liabilities
Deposits by banks	595	–	595
Deposits by customers	35,041	(68)	34,973
Derivative financial instruments	530	–	530
Debt securities in issue	4,831	10	4,841
Macro hedge of interest rate risk	(82)	82	–
Other liabilities	1,544	(38)	1,506
Provisions	19	(5)	14
Deferred tax liabilities	–	17	17
Subordinated liabilities	298	1	299
Total liabilities	42,776	(1)	42,775
Fair value of net assets acquired	2,361	89	2,450

Goodwill arising on acquisition	–	–	669
Non-equity securities purchased	–	–	962

Total consideration Paid/Transferred	2,361	89	4,081
Goodwill of £669m was recognised on acquisition, primarily reflecting expected revenue and cost synergies arising from the combination of Santander UK and
TSB, benefits from future technology integration and operating model simplification, the value of the assembled workforce, and other strategic benefits that do not qualify for separate recognition as identifiable intangible assets under IFRS 3. The goodwill arising from the acquisition has been allocated to a TSB cash-
generating unit. None of the goodwill recognised is expected to be deductible for corporation tax purposes.
Fair value adjustments will be amortised or depreciated over the remaining life of the underlying items, where appropriate.
Intangible assets
Intangible assets in respect of brands, customer relationships (known as core deposit intangibles) and purchased credit card relationships were identified, as follows:
–The TSB brand name was fair valued at £29m. This asset has been valued using a relief-from-royalty method, which is based on the concept that if a company owns a brand, it does not have to license one and pay royalties for its use. This approach is an income approach, where the royalty relief is recognised within forecast cash flows, based on the hypothetical measurement of the license (royalty) payments, which would be saved as a consequence of owning the particular asset. The relief-from-royalty method uses key assumptions including royalty rate and revenue growth.
–Core deposit intangibles (CDI) of £294m reflects the value derived from access to a stable source of low cost on-demand deposit funding compared to the marginal cost of alternative funding. This fair value CDI was estimated using the income approach, specifically the ‘cost of savings method’ which compares the cost of the existing on-demand deposits (including the cost of servicing them) to the marginal cost of alternative funds from a mix of diversified funding sources available to market participants. Management determined that a reasonable range of values existed for the Core Deposit Intangible (CDI) and benchmarked the outcome against recent UK banking transactions. A value towards the lower end of the reasonable range was selected, reflecting management's assessment of long-term uncertainty in deposit pricing and the appropriate allocation of value between the CDI and goodwill. The intangible asset represents the present value of the cost savings expected to be realised over the remaining useful life of the deposits; it will be amortised over 5 years.
–Purchased credit card relationships of £16m are an intangible asset that reflects the value to be gained from continued use of existing credit cards. It was fair valued using an income-based methodology, with care taken to ensure no double counting of value between the fair value of credit card receivables and the intangible asset. The intangible asset will be amortised over 3 years.
No intangibles related to technology and software have been recognised. A market participant such as a large, established bank would be expected to migrate the acquired operations onto its existing, scalable technology platforms rather than continue to operate the acquired systems. On acquisition, £92m of the £123m software was written down to reflect its fair value. The valuation considered the remaining useful economic life of the software, technological obsolescence, duplication with existing systems and the perspective of a market participant, resulting in a reduction in value where the software was not expected to support its carrying value.
No other intangible assets were identified, including any relating to key employees, patents or intellectual property rights.
Approach to valuing the assets acquired and liabilities assumed
The valuation approach to specific categories of assets and liabilities is described below:
Loans and advances to customers
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The fair value of Loans and Advances to customers was determined using a discounted cash flow methodology incorporating assumptions relating to contractual cash flows, prepayments, operating costs, expected credit losses, and the funding and capital structure that would be adopted by a market participant. Key financial assumptions, including the cost of debt and equity, funding mix and regulatory capital requirements, were benchmarked against Santander's experience and observable market data, where appropriate. The resulting fair value adjustments recognised on acquisition will be amortised over the remaining expected life of the assets. Given that the weighted average lives of overdrafts are typically short and relate to relatively new business, net book value was used as an approximation of their fair value. The fair value of loans and advances to customers was £35,983m. The gross contractual amount of the loans and advances receivable from customers was £36,184m. The determination of their fair values is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour. Accordingly, at the acquisition date, the portfolio was recognised at fair value, with a £201m adjustment between the contractual cash flows and the acquisition-date fair value. This adjustment reflects the combined impact of expected credit losses and other market participant pricing assumptions included in the fair value measurement.
Deposits by customers
The majority of deposit liabilities are payable on demand with the fair value equal to the carrying value. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposit liabilities has been estimated using a discounted cash flow methodology.
Debt Securities in Issue
The fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices or, where relevant, the purchase price agreed with Sabadell.
Sensitivity of fair value measurement of acquired assets and liabilities
The fair value measurement of the acquired lending portfolios and CDI recognised as part of the acquisition of TSB is sensitive to the funding assumptions applied in determining the present value of future cash flows.
Funding assumptions represent a significant judgement within the purchase price allocation. In particular, the valuation is sensitive to assumptions regarding the funding mix and funding spread that would be available to a market participant acquiring the portfolios.
Had management applied different funding assumptions, a higher or lower fair value adjustment may have resulted and could have had a material impact on the value of assets recognised as part of the acquisition accounting.
Funding sensitivity
The fair value adjustment to mortgages is £229m and CDI value is £294m and these represent the most significant elements of the fair value calculation, with changes primarily driven by the funding mix and the funding spread assumptions applied.
The funding structure assumes an 80% retail deposit and 20% wholesale debt funding mix, consistent with Santander's funding strategy and that of other large
UK banks.
Retail deposits represent the primary source of funding and therefore have a significant influence on the overall funding cost. The blended funding spread used is
1.10% favourable to base rate with a reasonable range between 0.90% to 1.30%. A +/- 25 basis point sensitivity has been applied to the retail funding rate to reflect a reasonable range of outcomes around the base assumption.
The discount rate used to fair value the balance sheet as at the acquisition date is based on the annual yield that market participants would require at that date for assets with similar characteristics and risks.
The table below shows the impact on the valuation of applying a reasonably possible change of +/-50bps to the discount rate to reflect a reasonable range of market participant return expectations and the inherent uncertainty in estimating the appropriate discount rate.

Funding spread assumption	Impact on mortgage fair value	Impact on CDI	Net impact on purchase price allocation
	£m	£m	£m
+/-25bps	(51)	68	17
Discount Rate assumption	Impact on mortgage fair value	Impact on CDI	Net impact on purchase price allocation
+/-50bps	(12)	(3)	(15)
Initial accounting
The fair value measurement of identifiable assets acquired and liabilities assumed may be adjusted following management's finalisation of its acquisition date fair value estimates if new information about facts and circumstances existing on the date of the acquisition is obtained. In accordance with IFRS 3 ‘Business combinations’, any such adjustment can be made for up to a maximum of one year from the acquisition date.
Acquisition costs of £85m were not included in the consideration transferred and were recognised under restructuring and specific provisions. Post acquisition costs of £44m in H1-26, and £25m of pre-acquisition costs in Q1-26 were also recognised under restructuring and specific provisions.
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Post acquisition
Since the acquisition date, total net operating income of £200m, a loss before tax of £25m and a loss after tax of £21m from TSB have been included in the income statement for the six months ended 30 June 2026.
Had TSB been acquired on 1 January 2026, management has estimated that the Santander UK group's net operating income and profit after tax for the six months ended 30 June 2026 would have been £2,877m and £445m, respectively. In determining these amounts, management has assumed that the fair value adjustments that arose on acquisition as part of the purchase price allocation would have been the same if the acquisition had occurred on 1 January 2026. The pro forma net operating income and profit after tax figures do not purport to represent what the Santander UK group’s actual results would have been had the acquisition occurred on 1 January 2026, nor are they indicative of future results.
Net cash flow from acquisition
As set out in Note 1, certain balances included in cash and balances at central banks and loans and advances to banks are excluded from the Santander UK group’s definition of cash and cash equivalents in the cash flow statement. This is either where the balances are not liquid in nature, or where they relate to cash collateral and other deposit balances held in respect of derivative activities. A reconciliation between the balance sheet values acquired and the net cash flow from the acquisition of TSB presented in the Santander UK group’s cash flow statement is:

At 30 April 2026
£m
Cash, cash balances at central banks and other demand deposits on acquisition	4,553
Adjustments for items not classified as cash and cash equivalents [1]	(750)
Cash and cash equivalents acquired	3,803
Cash paid for ordinary shares	(2,863)
Cash paid for AT1 securities	(255)
Cash paid for debt securities	(962)
Net cash flow from acquisition of TSB	(277)
1 Reserves Collateralisation Accounts (RCAs).
30. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2026 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements, except:
Dividends
The Board declared a dividend of £456m after the reporting date that was paid on 30 July 2026. Retained earnings and cashflows have not been adjusted to reflect this post balance sheet dividend.
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Shareholder information

	Contents
	Forward-looking statements	71
	Calculations	71
	Glossary	71
	Board changes	71
	Risk factors	72

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Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of our Annual Report on Form-20-F for the year ended 31 December 2025 (the "2025 20-F").
Please refer to the 2025 20-F for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2025 20-F, and how it could affect our operations and financial position. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Calculations
There have been no changes to the Santander UK group’s calculations as set out in our 2025 Annual Report.

Measure	Description and calculation
Non-interest income	Net fee and commission income plus other operating income.
POCI ratio	Sum of POCI drawn assets divided by the sum of total drawn assets.
Stage 1 ratio	The sum of Stage 1 drawn assets divided by the sum of total drawn assets.
Stage 2 ratio	The sum of Stage 2 drawn assets divided by the sum of total drawn assets.
Stage 3 ratio	The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and stage 3 undrawn assets.
Wholesale funding
Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated liabilities, AT1 issuance and Central Bank facilities, including TFSME and indexed Long-Term Repos used for funding.

Glossary
There have been no significant changes from the glossary in the 2025 Annual Report, except:
Core deposit intangibles
An intangible asset recognised on acquisition that reflects the value derived from access to a stable source of low cost on-demand deposit funding compared to the marginal cost of alternative funding. The intangible asset represents the present value of the cost savings expected to be realised over the remaining useful life of the deposits.
Purchased credit card relationships
An intangible asset recognised on acquisition that reflects the value that is expected to be generated from existing credit card customers who will continue to borrow using their credit cards into the future. This is valued using a discounted cash flow approach to determine the present value of cash flows attributable to future spending.
Purchased or Originated Credit-Impaired (POCI) loans
Accounting rules require credit impaired loans recognised on acquisition to be classified separately as POCI.
Board changes
The following changes to the Board of Directors of Santander UK Group Holdings plc and Santander UK plc (together, the Boards) have taken effect in the year to date or have been announced and will take effect in the year:
•On 25 February 2026, Enrique Alvarez resigned as an Executive Director from the Boards.
•On 1 March 2026, Mahesh Aditya was appointed Chief Executive Officer with effect from 1 March 2026, whilst Mike Regnier stepped down as CEO and resigned as an Executive Director from the Boards, with effect from 27 February 2026.
•On 5 March 2026, the Boards approved the appointments of Victoria Roig and Manuel Preto as Group-nominated Non-Executive Directors, with effect from 13 March 2026.
•On 12 March 2026, Pedro Castro e Almeida resigned from the Boards.
•On 31 October 2026, Angel Santodomingo will resign as an Executive Director from the Boards.
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Risk factors
An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks is set out in the ‘Shareholder information’ section of the 2025 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for: 'If Santander is unable to manage the growth of its operations, this could have a material adverse impact on its profitability, 'Santander UK is subject to substantial and evolving regulation and governmental oversight' and 'Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings' which have been replaced as follows:
If Santander UK is unable to manage the growth of its operations, including the integration of TSB, this could have a material adverse impact on its profitability
Santander UK allocates management and planning resources to developing strategic plans for organic growth and identifying potential opportunities for acquisitions, disposals, partnerships, or business restructurings. In April 2026, Santander UK completed the acquisition of TSB.
The integration of TSB into Santander UK is expected to accelerate Santander UK’s transformation and strengthen its market position. Successful delivery will require Santander UK to maintain a stable operating model, ensure a smooth customer transition, preserve franchise value, and realise planned synergies.
Actual results associated with the acquisition of TSB may differ from anticipated results, including with respect to: (i) the overall future performance of the assets and liabilities acquired; (ii) the level of integration achieved, and the cost and timing of the integration; and (iii) the ability to retain key employees and maintain relationships with customers and suppliers.
The integration will also require significant management attention alongside ongoing transformation initiatives, which may affect the availability of resources and divert management attention from other priorities. For example, Santander UK has paused certain existing corporate development projects and is prioritising a limited number of relevant group initiatives that do not impact core integration activity, such as CCB, in order to create capacity for the integration of TSB. The integration process could also lead to inconsistencies in controls, procedures and policies, which could negatively impact Santander UK’s ability to maintain relationships with customers, suppliers and other business stakeholders.
In addition, the acquisition and integration of TSB may expose Santander UK to unexpected historical liabilities, such as in relation to tax, and may reveal control deficiencies, errors or misstatements which could be material, including in relation to TSB’s financial reporting, systems or controls, as TSB’s governance, risk management, financial reporting and internal control frameworks are assessed, tested and aligned to Santander UK standards, including Santander UK’s internal control over financial reporting.
This growth agenda is being executed in a more competitive UK banking market, where incumbent banks, building societies and digital banks are investing in scale, digital capability, automation and broader customer propositions. If Santander UK is unable to manage growth initiatives effectively, it may be less able to respond to competitive pressure or realise expected strategic and financial benefits from the TSB acquisition or other strategic growth initiatives. Growth also needs to be supported by an appropriate liability and funding profile. In Santander UK’s case, the profitability of growth depends not only on increasing assets, customers or scale, but also on attracting and retaining stable, cost-effective funding.
Santander UK continues to evaluate other inorganic growth opportunities, including acquisitions, disposals, and partnerships, that align with its strategic priorities and create value for customers and shareholders. However, suitable opportunities may not be identified, and transactions or partnerships may be delayed, not executed on favourable terms or may fail to complete. Participation in transactions that do not conclude can also disrupt operations and divert management attention.
Assessments of potential acquisitions or partnerships are based on limited information and forward-looking assumptions that may prove to be inaccurate. The ability to realise expected benefits from any such acquisitions and partnerships will depend in part on the successful integration and alignment with Santander
UK’s strategic and operational frameworks. The success of such initiatives, including the integration of TSB, is, in part, subject to political, economic, and market factors that are beyond Santander UK’s control. There can be no assurance that anticipated synergies or returns will materialise. There may also be unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to acquired businesses, including legal claims and regulatory investigations and challenges in retaining key employees and customers.
Santander UK’s ability to manage growth and execute its strategy effectively depends on its capacity to:
•manage operations and workforce efficiently;
•maintain and expand its customer base;
•execute strategic priorities on time and in full;
•conduct robust due diligence and valuation of potential targets;
•secure funding for strategic initiatives;
•integrate new entities or investments successfully;
•align and scale IT systems to support an enlarged business;
•apply risk management policies consistently and efficiently across a broader group; and
•pursue opportunities within capital constraints at the Santander UK group level.
Any or all of these factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. They could also delay strategic delivery, weaken the expected benefits of TSB integration or other growth initiatives, or limit Santander UK’s ability to respond effectively to competition.
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Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, including changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the
PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems Regulator (PSR), the Information Commissioner’s Office (ICO) and the
Serious Fraud Office (SFO).
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. There has been recognition by the UK Government that changes need to be made to the UK’s regulatory architecture in order to ensure that the UK banking sector remains internationally competitive and is able to grow. This has resulted in each of the financial services regulators setting out how they plan to improve growth in the sector. For example, the UK has delayed the implementation of Basel 3.1 to 1 January 2027 in order to assess how it is implemented internationally. HMT also issued a call for evidence in November 2024 on a new “Financial Services Growth & Competitiveness Strategy” that could result in changes to UK regulation, and since August 2023 the FCA has had a secondary objective to facilitate the international competitiveness and growth of the UK economy.
As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de
España (the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes that have extra-territorial effect (most notably the United States). Extensive legislation and regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. Because Santander UK is subject to oversight by multiple regulators or government bodies related to the same conduct or activity, this can increase business uncertainty and the amount of resources needed to ensure Santander
UK’s compliance with the different legal and regulatory regimes.
The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions has gone through great change which is still being implemented and reviewed. Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), are beyond Santander UK’s control and could materially affect Santander UK’s business. Santander UK may face higher compliance costs and the need to carefully manage capacity to readily respond to multiple regulatory or government policy changes simultaneously.
Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with them could result in significant loss of revenue, could have an impact on Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and/or result in enforcement action (including the imposition of financial and other penalties). They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.
Specific examples where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits (originally more than £25 billion of “core deposits”), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019.
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a
UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading
on 15 March 2022, HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including (i) increasing the ring-fencing core deposit threshold from £25 billion to £35 billion, (ii) adding a new secondary ‘trading assets’ condition (exempting from the regime banks with trading assets which do not exceed 10% of Tier 1 capital), (iii) introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, and (iv) allowing ring-fenced banks to establish operations outside of the UK or the European
Economic Area, have exposure to RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of
Santander UK’s operational and compliance arrangements in relation to the regime. In July 2025, the UK Government announced that it was committed to reforming the UK’s ringfencing rules, aimed at striking the balance between growth and stability. While such reforms could result in the relaxation of certain aspects of the ring-fencing regime, the potential impact of the proposed reforms on the Santander UK group are not yet known.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change its practices. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. The recently passed Digital Markets, Competition and Consumers Act 2024 (DMCC) which came into force on 6 April 2025, has introduced significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduced other wide-ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact
Santander UK’s business. For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations. Within the UK, the PSR has mandated Santander UK to work on the extension of Confirmation of Payee for all payment service providers (PSPs) in the UK and has introduced a new APP mandatory reimbursement requirement which aims to reduce the level of customer fraud. Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture, with a systems update of the high value Clearing House Automated Payment System (CHAPS) through the Real Time Gross Settlement (RTGS), BACS, the
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potential development of a UK central bank digital currency or similar system, and the development of Open Banking payments and other lower value retail payment schemes. In 2024, the UK Government published its report on the “National Payments Vision”, which sets out its ambitions for the payments sector, and is expected to generate a wider industry review. In November 2025, HMT, the FCA, the BoE, and the PSR published Strategy for Future of Retail
Payments Infrastructure, outlining five strategic outcomes for the future of the UK’s payments landscape in 2026. This will be followed by the Payments
Forward Plan, which will set out a comprehensive and sequenced roadmap for industry-wide payments initiatives. As demonstrated by other payments initiatives, such as Open Banking and the second Payment Services Directive (PSD2), reforms in this space have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
–Data Privacy: In connection with its processing of personal data, Santander UK is subject to data protection laws and regulations – in particular, the UK GDPR
(as defined and interpreted in accordance with the Data Protection Act 2018) and the Data Protection Act 2018 (DPA). In the event Santander UK breaches any such data protection laws, it could face significant enforcement action and/or financial penalties as well as reputational damage, which could ultimately have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Cybersecurity: Santander UK is subject to cybersecurity regulations and cybersecurity incident reporting requirements. Cybersecurity incident reporting often require short timeframes and there is a risk that Santander UK will fail to meet the reporting deadlines for any given cybersecurity incident. There will be legal, reputational and regulatory risks in the event Santander UK, or the third-party providers Santander UK works with, are found to be out of compliance with these regulations and reporting requirements
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe (the
Consumer Duty) have been in force for all products and services since 31 July 2024. The Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-
cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The Consumer Duty requires firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has fully implemented the Consumer Duty, which required a review of, and changes to,
Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in claims to the Financial Ombudsman Service (FOS) by customers alleging a breach of the standards of the Consumer Duty or in regulatory action by the FCA. Santander UK will need to consider and navigate updated guidance and expectations as the FCA continues to gain insight on firm's implementation of the Consumer Duty.
–Consumer redress: The FOS is the statutory body responsible for handling complaints by retail customers against regulated financial services firms. The
FOS is not bound to follow law or regulation when issuing decisions but rather must decide each complaint based on what is ‘fair and reasonable’ in the circumstances. As a result, there can be a lack of clarity as to how the FOS will rule on a particular complaint, even where a firm believes that it has been operating within legal and regulatory requirements. Further, while the FOS is not formally a precedent-setting body, in practice its decisions can set a precedent, requiring firms to apply the reasoning given in one complaint to similar historic and future complaints. This means that the ramifications of a particular complaint can extend well beyond the circumstances of the original complainant. The FOS is not bound by its past decisions and has the ability to change its approach to cases, which can make it harder for firms to consistently address complaints. Together, these factors mean that Santander faces legal and regulatory risk and uncertainty as a result of FOS decisions. The UK Government is reviewing the UK’s redress system particularly with respect to so-
called ‘mass redress events’ where there are large numbers of complaints about the same issue, most recently the FCA and FOS launched a joint consultation to this effect in July 2025, which closed in October 2025.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21); these rules were updated in November 2024. SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-
party risk management extends beyond that set out in the EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If Santander UK is unable to meet the PRA or FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects. In November 2024, the PRA and FCA published a joint Policy Statement setting out their final rules for critical third parties. While Santander UK is not captured by the regime, Santander UK does outsource services to companies that will be captured which may have an impact on Santander UK’s operations and financial condition.
–Operational Resilience: In March 2021, the PRA and the FCA published Supervisory Statement 1/21 (SS1/21) and Policy Statement 21/3 (PS21/3), which set out their final rules and guidance intended to strengthen operational resilience in the financial services sector; these rules were amended in March 2022.
The operational resilience rules required Santander UK to establish processes to identify its ‘important business services’, being those services which, if disrupted, could cause intolerable harm to clients or pose a risk to that firm’s safety and soundness or to the stability of the UK financial system. Santander UK has identified these services and has set impact tolerances for all important business services and delivered a framework and processes to continually assess its ability to remain within these tolerances in severe but plausible disruption scenarios. On an ongoing basis, if Santander UK is unable to meet the PRA and
FCA requirements relating to operational resilience, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK Government is rolling out new sustainability disclosure requirements, which expand on those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy, for example, there are additional requirements emerging from the PRA's new rules on enhancing banks' and insurers' approaches to managing climate-related risks (within Policy Statement PS25/25 and Supervisory Statement
SS5/25, which repeal Supervisory Statement SS3/19). Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level:
further reporting will require additional gathering of data and digitalisation of reporting and there will be legal, reputational and regulatory risks should Santander
UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–Access to Cash: FSMA 2023 grants the BoE supervisory powers to regulate the UK wholesale cash distribution market, including powers to impose fines and empowers HMT to designate firms to be subject to FCA oversight for the purpose of ensuring the reasonable provision of cash access (including free cash access). Santander UK has been designated by HMT for these purposes and accordingly has been subject to the FCA’s access to cash rules since September
2024. The access to cash regime is likely to have ongoing implications for Santander UK's business decisions and strategy, in particular in relation to
Santander UK's branch network and Santander UK's participation in the wholesale cash distribution market generally. In the event that the BoE imposes any fines with respect to Santander UK’s participation in the wholesale cash distribution market or the FCA took enforcement action against Santander UK in
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relation to retail cash access, this could result in reputational damage and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Economic Crime: The UK financial crime legislative and regulatory framework has evolved significantly in recent years and remains subject to regular change. Changes may occur through planned legislative or regulatory reform, including amendments to the Money Laundering, Terrorist Financing and
Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs), reform of the UK’s anti-money laundering and counter-terrorist financing (AML/CTF)
supervisory framework, and wider reforms arising from the UK Government’s economic crime, fraud and anti-corruption strategies. Change may also occur through reactive measures, such as including the significant expansion of the UK sanctions regime and associated enforcement efforts following the invasion of
Ukraine and other geopolitical tensions. As such, Santander UK may face higher compliance costs and risks and must carefully manage its capacity to respond to multiple regulatory, legal and operational changes simultaneously. Any deficiencies in Santander UK’s compliance with such regulatory changes could result in enforcement action including the imposition of financial or other penalties. Recent changes include commencement of the new failure to prevent fraud offence on 1 September 2025, the Public Authorities (Fraud, Error and Recovery) Act 2025; and the Money Laundering and Terrorist Financing (Amendment)
Regulations 2026,  which were made on 9 June 2026 and, subject to limited exceptions, came into force 21 days after on 30 June 2026. The 2026 Regulations implement targeted amendments to the UK AML/CTF framework, including changes to customer due diligence, enhanced due diligence, treatment of high-risk jurisdictions, pooled client accounts, cryptoasset businesses, regulatory scope, trust registration, information sharing and cooperation between AML/CTF supervisors and other public bodies. While certain changes may support a more proportionate and risk-based approach, they will require updates to Santander
UK’s policies, procedures, systems, controls, training and assurance activity and may create short-term implementation and operational risk. In December
2025, the UK Government published the UK Anti-Corruption Strategy 2025, detailing its three-pillar approach to tackling corruption, based on: (i) corrupt actors,
(ii) tackling UK vulnerabilities, and (iii) global resilience. In March 2026, the UK Government also published the Fraud Strategy 2026-2029, which sets out a multi-year programme to combat fraud against individuals and businesses, support economic resilience and improve the response to fraud across the public and private sectors. Santander UK expects continued fraud related reform and public-private sector workstreams activity involving the financial services, telecommunications and online sectors. The UK Government has also confirmed its intention to reform the AML/CTF supervisory framework by consolidating supervision of professional services firms currently supervised by 22 professional body supervisors under the FCA’s oversight. This is being legislated for in the
Financial Services and Markets Bill currently in Parliament. Although Santander UK is already supervised by the FCA for AML/CTF purposes, this reform could affect the wider UK financial crime control environment, including expectations around professional enablers, information sharing, system coordination and
FCA supervisory priorities. This may create indirect benefits through greater consistency in supervision, but may also create additional engagement, implementation and cost pressures across the wider regulatory regime. The UK’s next Financial Action Task Force (FATF) Mutual Evaluation, will commence in
2026. As a result, we expect there will be legislative and regulatory changes perceived necessary to correct failings or issues identified in the 2018 assessment. The first of these, replacement of the need for court approval to issue an information order with empowerment of Authorised Officers to issue them, is subject to a targeted engagement exercise by the Home Office. Santander UK assesses that this will have several immediate impacts, notably operationally by increasing the number of information orders/notices we receive. Any expansion of civil or criminal liability under UK financial crime reforms brings with it financial risk in the form of penalties and reputational risk, while continued compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Motor finance commission-related lending: Following the Supreme Court of the United Kingdom’s judgment in relation to three motor finance commission cases, the FCA published a consultation on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme. On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. There remain significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact of the redress scheme could be materially higher or lower than the amount Santander UK has recognised as a provision. While Santander UK did not challenge the scheme, it is monitoring legal challenges made by certain other lenders and a consumer group. The implementation of the scheme is subject to the outcome of those proceedings with the hearing currently expected to take place before the Upper
Tribunal by Q1 2027. The timing of the final outcome remains uncertain and will depend on the Tribunal’s decision and any subsequent legal or regulatory steps. As a result, the legal and regulatory outcomes, and the nature, extent and timing of any remediation action remain uncertain. Accordingly, Santander UK remains subject to the risk of ongoing legal and regulatory uncertainty in relation to historical motor finance commission-based lending.
Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
Santander UK faces various legal and regulatory issues that have given rise and may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including Santander UK’s obligations under existing applicable laws and regulations or its contractual obligations, including arrangements with its customers and suppliers, or failure to properly implement applicable laws and regulations could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Additionally, the current regulatory environment, with the continuing heightened supervisory focus, combined with the forthcoming regulatory change initiatives, will lead to material operational and compliance costs. Relevant risks include:
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HMT, HM Revenue & Customs (HMRC),
the CMA, the Information Commissioner’s Office, the FOS, the PSR, the SFO, the National Crime Agency (NCA), the Office of Financial Sanctions
Implementation (OFSI) or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for APP fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the Competition Appeals Tribunal on this basis. The tribunal has granted certification for most cases that have reached the certification hearing stage to date, including cases that have presented novel competition law theories of harm.
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–The alleged historical or current mis-selling of, or misconduct in relation to, financial products, including the alleged mis-selling of Payment Protection
Insurance, the alleged overcharging of interest, or alleged misconduct as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of complaints to FOS and/or civil litigation (including claims management company driven legal or complaints campaigns) (see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). Such matters have given rise to and may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may have a material adverse effect on Santander UK’s operations, require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products. For example, related to a judgment of the
Supreme Court of the United Kingdom (to which Santander UK was not a party), the FCA published Policy Statement PS26/3 establishing an industry-wide consumer redress scheme. It is unclear whether the redress scheme will mitigate the risk of future complaints and / or civil litigation arising in the motor finance context and from the Supreme Court’s judgment, particularly while legal challenges to the scheme remain ongoing, and there remains an increased risk of complaints and / or civil litigation emerging from the Supreme Court judgment.
–Santander UK may have held and may continue to hold bank accounts for entities or have relationships with entities such as third parties that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which has led and could in the future lead to Santander UK’s conduct being reviewed as part of any such scrutiny.
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters (see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the
US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations.
–In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, Santander UK cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Santander
UK’s provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements. These provisions are reviewed periodically. However, in light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by Santander UK. As a result, the outcome of a particular matter (whether currently provided or otherwise) could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–The developing legal and regulatory regime in which Santander UK operates requires it to be compliant across all aspects of its business, including the training, authorisation and supervision of personnel and the development of systems, processes and documentation. If Santander UK fails to be compliant with relevant law or regulation, there is a risk of an adverse impact on its business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines, civil or criminal penalties, or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including Santander UK’s customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application or enforcement of the terms and conditions of a particular product or in connection with a competition law infringement and Santander UK’s rights under a contract with its customers may in certain circumstances be unenforceable or otherwise impaired.
–The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16
December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice
Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small
Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the
Designated Consumer Bodies Order, any response published, or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) potential for the development of a voluntary dispute resolution service to oversee the resolution of complaints from SMEs that are outside the FOS’
jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of APP fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SANTANDER UK plc

By:	/s/ Angel Santodomingo
Angel Santodomingo
Chief Financial Officer
Dated: 07 August, 2026